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REGISTRANT'S NAME Indian Petrochemicals Corporation Limited

*CURRENT ADDRESS P.O. Petrochemicals, Dist. Vadodara - 391 346 India

**FORMER NAME

**NEW ADDRESS

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AUG 08 2006
THOMSON FINANCIAL

FILE NO. 82- 3958   FISCAL YEAR 3/31/04

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ENGINEERED FOR THE FUTURE

35th ANNUAL REPORT
2003-04




INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited



Shri Dhirubhai H. Ambani
Founder Chairman
Reliance Industries Limited, India
December 28, 1932 - July 6, 2002

Highlights – 2003 – 04

Gross Turnover – Rs. 13,541 crore
(US $ 3,097 million)

Operating Profit (PBDIT) – Rs. 1,251 crore
(US $ 286 million)

Cash Profit – Rs. 801 crore
(US $ 183 million)

Net Profit – Rs. 273 crore
(US $ 62 million)

Total Assets – Rs. 7,222 crore
(US $ 1,652 million)

Earnings Per Share (EPS) - Rs. 11.02
(US $ 0.3)

Board of Directors

Mukesh D. Ambani - Chairman

Anil D. Ambani - Vice-Chairman

Nikhil R. Meswani

Anand J. Jain

Kamal P. Nanavaty

Ashok Chawla - *(up to September 19, 2003)*

Ramesh Inder Singh

Gurdial S. Sandhu – *(from October 13, 2003)*

R. S. Lodha

Shailesh V. Haribhakti

Lalit Bhasin

Sandeep H. Junnarkar

Sandesh K. Anand – Whole-time Director

Deputy Company Secretary

Shashikala Rao

Auditors

Deloitte Haskins & Sells

Bankers

State Bank of India

Bank of India

Bank of Baroda

State Bank of Saurashtra

HDFC Bank Limited

Bank of America

Citibank N. A.

Standard Chartered Bank

ABN AMRO Bank

Registered Office

P.O. Petrochemicals
Vadodara 391 346, Gujarat, India
Tel: (0265) 3067 221 –30
Fax: (0265) 3067 333
Email: InvestorRelations.Corpo@ipcl.co.in
Internet: http://www.ipcl.co.in

Contents

Manufacturing facilities

- **Gandhar Complex**
  P.O. Dahej
  Bharuch 392 130, Gujarat
- **Nagothane Complex**
  P.O. Petrochemicals Township, Nagothane
  Raigad 402 125, Maharashtra
- **Vadodara Complex**
  P.O. Petrochemicals
  Vadodara 391 346, Gujarat

Registrars & Transfer Agents

- Karvy Computershare Private Limited
  46, Avenue 4, Street No. 1, Banjara Hills,
  Hyderabad 500 034, India.
  Tel: +91-40 23320666, 23320711,
  23323031, 23323037
  Fax: +91-40 23323058
  Email: ipcl@karvy.com
  Internet: http://www.karvy.com

Chairman's letter to Shareholders



My dear Shareowners,

The financial year ended March 31, 2004 was the first full year of operation of IPCL under the management of Reliance. During the year we continued to focus on improving productivity on all fronts and enhancing overall value for shareholders. The results of these efforts are before us. I am pleased to inform you that IPCL's turnover increased by 36% to Rs.13,541 crore and net profit for the year increased by 34% to Rs. 273 crore. The Company's outstanding debt reduced by Rs. 1,161 crore during the year, leading to reduction in interest burden by 25%. The company's financials were put on a solid footing and the debt equity ratio now stands at a healthy 1.2:1.

The highlight during the year was a reduction of Government of India's equity holding in IPCL from 33.945% to 5% through a public offer for sale of shares in February, 2004. The issue was oversubscribed several times reflecting the confidence of the investors. Subsequently, the Government of India has also completed a special issue of shares to the employees of IPCL at a concessional price. As a consequence of these two offers the Government of India has practically completed disinvestment of its equity in IPCL save for a nominal holding. IPCL now continues its forward march, as a member of the Reliance Group of Industries, towards increased productivity, profits and enhanced returns to all the shareholders.

Despite volatile oil markets, the petrochemical industry globally is poised for growth. Additions to global capacities are expected to be less than the demand for petrochemical products, thus signifying higher operating rates and margins for petrochemical companies. IPCL is well placed to derive full benefit from these favourable trends on the strength of its scale of manufacturing, integration and market network. We intend to build on the fundamental strength of the company and expand capacities suitably at all the three locations to achieve competitive position in the international markets. As a first step we are investing Rs. 350 crore in various de-bottlenecking programmes in the coming year to take advantage of the market situation. Further expansion plans are under our review. It is our aim to raise IPCL as one of the most competitive petrochemical producers in the world.

I would like to take this opportunity to thank you for your resolute faith in IPCL's future and confidence in its management. I look forward to your continued support for moving towards a future marked by growth and prosperity for all.

With best wishes.

Sincerely

Mukesh D. Ambani
Chairman
Date : April 27, 2004

Notice

Notice is hereby given that the Thirty-fifth Annual General Meeting of the Members of **Indian Petrochemicals Corporation Limited** will be held on Saturday, June 12, 2004 at 2.00 p.m. at the Company's R & D Auditorium, P.O. Petrochemicals, Vadodara 391 346, Gujarat to transact the following business:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at March 31, 2004, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare a dividend on Equity Shares.
3. To appoint a Director in place of Shri Kamal P. Nanavaty, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Shri Lalit Bhasin, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Shri Shailesh V. Haribhakti, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint Auditors who shall hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and fix their remuneration and in this regard to consider, and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT M/s Deloitte Haskins & Sells, Chartered Accountants and M/s Chaturvedi & Shah, Chartered Accountants, be and are hereby appointed as Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors exclusive of travelling and other out of pocket expenses."

Special Business:

7. To consider and, if thought fit to pass, with or without modification(s) the following Resolution as an Ordinary Resolution:

   "RESOLVED THAT in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, Shri G. S. Sandhu, who was appointed by the Board of Directors as an Additional Director of the Company and who holds office up to the date of the ensuing Annual General Meeting under Section 260 of the Companies Act, 1956 and in respect of whom the Company has received a notice in writing proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

By Order of the Board of Directors

Shashikala Rao
Deputy Company Secretary

Place : Mumbai
Dated: April 27, 2004
Registered Office:
P.O. Petrochemicals
Vadodara-391 346, Gujarat, India.

NOTES:

1. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument appointing the proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the meeting.**
2. Explanatory Statement for Item nos. 6 and 7 of this Notice is annexed hereto.
3. Shareholders are requested to bring their copy of Annual Report to the Meeting.
4. Members/Proxies should bring the Attendance Slip, duly filled in, for attending the Meeting.
5. In case of Joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.
6. Members, who hold shares in dematerialised form, are requested to write their Client ID and DP ID Numbers and those who hold shares in physical form are requested to write their Folio Number in the Attendance Slip for attending the Meeting.
7. All documents referred to in the accompanying Notice and Explanatory Statement shall be open for public inspection at the Registered Office of the Company on all working days, except Saturdays between 11.00 a.m. to 1.00 p.m. up to and inclusive of the date of the Annual General Meeting.
8. (a) The Company has already notified closure of Register of Members and Share Transfer Books from Saturday, May 22, 2004 to Saturday, May 29, 2004 (both days inclusive) for ascertaining the shareholders entitled to receive dividend, if approved, on equity shares for the year ended March 31, 2004. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

   (b) The dividend on equity shares, if declared at the Annual General Meeting, will be paid on or after June 12, 2004.

   (c) Members may please note that Dividend Warrants are payable at par at the designated branches of the Bank printed on the reverse side of the Dividend Warrant for an initial period of three months only. Thereafter, the Dividend Warrant on revalidation, is payable only at limited centres / branches of the said Bank. The members are therefore advised to encash Dividend Warrants within the initial validity period.
9. (a) In order to provide protection against fraudulent encashment of the warrants, shareholders holding shares in physical form, are requested to intimate Karvy Computershare Private Limited, the Company's Registrars & Transfer Agents, under the signature of the Sole/First Joint holder, the following information for printing on the Dividend Warrants:

   i) Name of the Sole/First Joint holder and the Folio Number

ii) Particulars of Bank Account viz
  a) Name of the Bank
  b) Name of the branch
  c) Complete address of the Bank with PIN Code Number
  d) Account type, whether Savings (SB) or Current Account (CA)
  e) Bank Account number allotted by the Bank

(b) Members holding shares in electronic form may please note that their Bank Account details as furnished by the respective Depositories to the Company, will be printed on their Dividend Warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such members for deletion of / change in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable for payment of dividend in respect of shares held in electronic mode. Members who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change, with complete details of Bank Account.

10. Shareholders are requested to note that, pursuant to the approval granted by the Securities and Exchange Board of India, the licence of the Registrars and Share Transfer Agents of the Company has been changed from Karvy Consultants Limited to Karvy Computershare Private Limited. Accordingly, Karvy Computershare Private Limited, having their address at : 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034, are the Registrars & Transfer Agents of the Company.

11 Electronic Clearing Service (ECS) Facility:

With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in electronic and physical forms, residing in the following cities:

Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Delhi, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Pune, Nagpur & Thiruvananthapuram.

Shareholders holding shares in the physical form, who wish to avail ECS (Electronic Clearing Service) facility may authorise the Company with their ECS mandate in the prescribed form which may be obtained from the Registrars & Transfer Agents-Karvy Computershare Private Limited on request. The requests for payment of dividend through ECS for the year 2003-04 should be lodged with Karvy Computershare Private Limited on or before May 31, 2004.

12. The Company has already transferred all unclaimed dividends declared up to the financial year ended March 31, 1995 to the General Revenue Account of the Central Government as required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978. Shareholders who have so far not claimed or collected their dividends up to the aforesaid financial year are requested to claim their dividend from the Registrar of Companies Gujarat, ROC Bhavan, Opp: Rupal Park, Near Ankur Bus Stop, Naranpura, Ahmedabad 380 013, Tel No. 27437597 / 27438531, Fax No. 27428785 in the prescribed form, which will be furnished on receipt of request by the Registrars & Transfer Agents – Karvy Computershare Private Limited.

13. Pursuant to provisions contained in Section 205A and 205C of the Companies Act, 1956, the Company has transferred final dividend for the financial year ended March 31, 1996 remaining unclaimed for a period of seven years from the date it first became due for payment to the Investor Education and Protection Fund (IEPF) constituted by the Central Government and no claim shall lie against the IEPF or the Company in respect of individual amount(s) so credited to the IEPF.

Pursuant to the provisions of the Companies Act, 1956 final dividend for the financial year March 31, 1997 and dividends declared thereafter,which remain unclaimed for a period of seven years, will be transferred by the Company to the IEPF pursuant to Section 205C of the Companies Act,1956.

Information in respect of such unclaimed dividends due for transfer to the said Fund is given below:

Financial year ended	Date of declaration of Dividend	Last date for claiming unpaid dividend	Due date for transfer to IEPF
31.03.1997	26.09.1997	25.09.2004	24.10.2004
31.03.1998	29.09.1998	28.09.2005	27.10.2005
31.03.1999	29.09.1999	28.09.2006	27.10.2006
31.03.2000	28.09.2000	27.09.2007	26.10.2007
31.03.2001	27.09.2001	26.09.2008	24.10.2008
31.03.2002	27.09.2002	26.09.2009	23.10.2009
31.03.2003	13.06.2003	12.06.2010	09.07.2010

Shareholders who have not so far encashed Dividend Warrant(s) are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrars & Transfer Agents, Karvy Computershare Private Limited immediately.

Shareholders are requested to note that no claims shall lie against the said Fund or the Company in respect of any amounts which were unclaimed and unpaid for a period of 7(seven) years from the dates they first became due for payment and no payment shall be made in respect of any such claims.

14. Non- resident Indian shareholders are requested to inform Karvy Computershare Private Limited immediately:

(a) The change in the residential status on return to India for permanent settlement.

(b) The particulars of Bank Account maintained in India with complete name and address of the Bank, if not furnished earlier.

15. Corporate Members intending to send their authorised representatives to attend the Annual General Meeting are advised to send a duly certified copy of the Board Resolution authorising their representative to attend and vote at the Meeting.

16. Members holding shares in physical form and desirous of making a nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, are requested to submit to the

Registrars & Transfer Agents the details as required in Form 2B, which is attached for this purpose. The said Form 2B can also be downloaded from the Company's website: **www.ipcl.co.in**

17. Re-appointment / Appointment of Directors:

    At the ensuing Annual General Meeting Shri Kamal P. Nanavaty, Shri Lalit Bhasin and Shri Shailesh V. Haribhakti, Directors of the Company, retire by rotation and, being eligible, offer themselves for re-appointment. Shri G. S. Sandhu is proposed to be appointed as Director liable to retire by rotation. The information or details pertaining to these Directors to be provided in terms of Clause 49 of Listing Agreement are furnished in the Statement on Corporate Governance published in this Annual Report.

Explanatory Statement for Item nos. 6 and 7 set out in the Notice

Item No. 6

The Members are aware that the Company has three main manufacturing complexes located at Baroda, Nagothane and Gandhar besides Regional Offices at various metros in the country. The multiple products being manufactured at these locations have substantially increased the activities and operations of the Company. Keeping in view the foregoing, it is proposed to appoint M/s Chaturvedi & Shah, Chartered Accountants, alongwith the retiring Auditor, M/s. Deloitte Haskins & Sells, Chartered Accountants as Auditors of the Company, to conduct statutory audit, and to hold office from the conclusion of the ensuing Annual General Meeting until the conclusion of the next Annual General Meeting subject to requisite approval being obtained from the Shareholders at the ensuing Annual General Meeting.

The Directors commend the resolution for members' approval.

None of the Directors of the Company is, in any way, concerned or interested in this resolution.

Item No. 7

Shri G. S. Sandhu, Joint Secretary (Chemicals), Department of Chemicals and Petrochemicals, Ministry of Chemicals and Fertilisers has been nominated by the Government of India in place of its earlier nominee Shri Ashok Chawla. Pursuant to provisions of Section 260 of the Companies Act, 1956 and Article 93 of the Articles of Association of the Company, the Board of Directors appointed Shri G S Sandhu as Additional Director of the Company with effect from October 13, 2003. Shri G S Sandhu holds office as Additional Director up to the date of the ensuing Annual General Meeting. The Company has received a Notice, alongwith a deposit of Rs. 500 (Rupees five hundred only) under Section 257 of the Companies Act, 1956 from a member proposing the candidature of Shri G S Sandhu for the office of Director of the Company.

Shri G S Sandhu is currently a Director on the Board of Hindustan Organic Chemicals Limited and is having to his credit, vast experience in administrative and corporate affairs.

Keeping in view his vast experience and knowledge, the Directors commend the resolution for members' approval.

Save and except Shri G. S. Sandhu, none of the other Directors of the Company is, in any way, concerned or interested in this resolution.

By Order of the Board of Directors

Shashikala Rao
Deputy Company Secretary

Place : Mumbai
Dated : April 27, 2004

Registered Office:
P.O. Petrochemicals
Vadodara-391 346, Gujarat, India.

Management Discussion and Analysis

Forward – Looking Statement

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', estimates', or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the Company's strategy for growth, product development, market position, expenditures and financial results, are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. The Company cannot guarantee that these assumptions and expectations are accurate or will be realized.

The Company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overall Review

Financial year 2003-04 was the first full year of IPCL's operations under the Reliance management. The initiatives introduced by the new management to increase capacity utilisation, reduce operating costs, improve financial management and enhance overall productivity and efficiency have resulted in improved financial and operating performance. During the year, IPCL's manufacturing complexes at Vadodara, and Gandhar recorded production increases of 4%, and 13% respectively while there was a 9% reduction in production at the Nagothane complex mainly due to unplanned shut down during last quarter of the year. IPCL's energy index, which measures energy consumed per unit of production decreased 3% to 3.65 mmKcal/MT due to improvement in fuel efficiency. The outstanding debt reduced 35 % during the year resulting in 25% reduction in interest cost. IPCL's Turnover during the year increased 36% to Rs. 13,541 crore and Net Profit increased 34% to Rs. 273 crore.

The improved financial performance was achieved despite the unplanned shutdowns at Nagothane and Gandhar complexes during the last quarter of the financial year. During this quarter, the Nagothane complex was shutdown for 21 days due to shutdown of ONGC Ltd's Uran plant, which supplies raw material ethane-propane mix to the Nagothane complex. Moreover, a fire incident at the complex during start up activities further prolonged the shutdown of the complex by 11 days. There was no damage to human life and property due to the fire incident. During the same quarter, production at the Gandhar complex was affected due to shortfall of Rich Gas supplied by GAIL Ltd. All the plants at both the complexes are currently operating at full capacity.

The overall business environment during the year remained healthy with higher demand for polymer products in the country and improving prices of petrochemical products globally. Price of crude oil however witnessed high volatility for most of the year.

During the last quarter of the financial year, the Government of India's shareholding in IPCL reduced from 33.945% to 5% as it disinvested 28.945% of the equity shares held by it through an 'Offer for Sale' through book building process. In April 2004, the Government has, vide its Scheme dated March 26, 2004, offered all but one of the remaining shares for sale to the employees of IPCL at 1/3rd of the Public Offer Price.

A financial institution has issued a notice for initating steps against the Company consequent to non-payment of penal interest in connection with the delay in creating mortgage / charge for the debentures duly redeemed in the earlier years. The Company has also duly satisfied the charge created for the debentures. This alleged frivolous claim is being contested and the Company expects that the claim would get quashed by the appropirate authorities.

Financial Review

IPCL's Gross turnover (turnover and inter divisional transfers) for the year ended March 31, 2004 increased to Rs. 13,541 crore (US$ 3,097 million), against Rs. 9,921 crore in the previous year, registering a growth of 36 %.

Gross turnover includes inter divisional transfers of Rs. 4,522 crore (US$ 1034 million), compared to Rs. 4,123 crore last year.

Turnover includes sale of traded products of Rs. 2,224 crore (US$ 509 million), compared to Rs. 45 crore in the previous year.

Net turnover for the year, excluding excise duty recovered on sales and sale of traded products increased 18 % to Rs. 5,874 crore. The increase reflects the impact of an increase of 13% in sales volume and 5 % in product selling price.

Domestic sales of products manufactured by IPCL accounted for 89% of Turnover excluding trading sales.

Exports including merchant exports for the year were Rs. 2,850 crore (US$ 652 million). Export of products manufactured by IPCL was Rs. 644 crore (US$ 147 million) compared to Rs. 424 crore in the previous year, an increase of 52 %.

IPCL's operating profit (PBDIT) for the year was Rs. 1,251 crore (US$ 286 million) compared to Rs. 1,143 crore in the previous year.

IPCL's operating margin (excluding other income) for the year was marginally lower at 10.7% compared to 11% in the previous year despite significant increase in feedstock costs during the last quarter on account of shortage of gas.

Other income for the year was Rs. 101 crore (US$ 23 million), compared to Rs.102 crore for the previous year.

Interest expense for the year stands reduced by 25% to

Rs. 222 crore (US$ 51 million), primarily due to reduction in outstanding debt.

Depreciation for the year was higher by 4 % at Rs. 472 crore (US$ 108 million), compared to Rs. 455 crore for the previous year, due to insurance spares capitalized in line with the clarification issued by the Institute of Chartered Accountants of India on Accounting Standard (AS-2) on valuation of inventories.

Profit before extraordinary, non-recurring items and tax increased 50 % to Rs. 480 crore (US$ 110 million) from Rs. 319 crore in the previous year.

During the year there was an extraordinary, non-recurring expense of Rs. 144 crore (US$ 33 million) on account of the settlement relating to the Voluntary Retirement Scheme implemented during the year as a result of which over 1,700 employees opted for early retirement.

IPCL's corporate tax liability for the year was Rs. 7 crore (US$ 2 million), which was limited to the impact of the Minimum Alternate Tax (MAT).

Cash profits increased to Rs. 801 crore (US$ 183 million), compared to Rs. 699 crore for the previous year, registering a growth of 15 %.

Net profit for the year recorded an increase of 34 % to Rs. 273 crore from Rs. 204 crore in previous year.

During the year, there was a change in the basis of providing depreciation from straight-line method (SLM) to written down method (WDV) in respect of certain assets at Vadodara Complex to provide for earlier replacement on account of technological advancement and additional wear and tear. The depreciation for the year would have been higher by Rs. 3 crore (US$ 1 million) had there been no such change.

Consequent to the change in the basis of providing depreciation from SLM to WDV method in respect of certain assets at the Vadodara Complex, there is an additional depreciation charge of Rs. 214 crore (US$ 49 million) in respect of earlier years and an equivalent amount has been withdrawn from the General Reserve.

IPCL's paid up equity share capital stood at Rs. 249 crore (US$ 57 million).

Earnings Per Share (EPS) were Rs. 11.02 (US$ 0.3) and Cash Earnings Per Share (CEPS) were Rs. 32.27 (US$ 0.7).

A dividend of 25% has been proposed, subject to the approval of the shareholders. The corresponding dividend payout will be Rs. 62 crore (US$ 14 million), in addition to tax of Rs. 8 crore (US$ 2 million) payable by the Company on distribution of dividend.

Capital expenditure during the year was Rs. 61 crore (US$ 14 million), primarily on account of minor expansions and renewal of assets.

IPCL contributed a total of Rs. 1,346 crore (US$ 308 million) to the national exchequer in the form of various taxes.

Resources and Liquidity

IPCL's primary liquidity requirements have been to finance its working capital needs and its capital expenditures. To fund these costs, IPCL has relied on cash flows from operations and short-term and long-term borrowings.

IPCL meets its working capital requirements through commercial credit lines provided by Indian and foreign banks. The credit lines are fixed annually and renewed on a quarterly basis. In addition IPCL issues short term debt in the form of commercial paper, fixed and floating rate bonds in Indian Rupees and foreign currency non-resident borrowing loans.

IPCL's long-term debt is rated "AA" and short-term debt is rated P1+ by CRISIL.

IPCL's gross debt was Rs. 2,166 crore (US$ 495 million) on March 31, 2004 compared to Rs. 3327 crore on March 31, 2003, registering a decline of 35%. IPCL's gross debt equity ratio including long term and short term debt as on March 31, 2004 stood at 1.2 :1.

The Company's long term debt as on March 31, 2004 stood at Rs. 1,222 crore (US$ 279 million). Of this debt, 51 % represented foreign currency denominated debt.

During the year, IPCL entered into a loan facility of US$ 100 million equivalent as a part of its 'external commercial borrowing' programme.

The facility was used for general corporate purposes, including the refinancing of existing high cost debt.

Business Review

Polymers

Overall, consumption of polymers in the country increased 12% during the year compared to decrease of 5% during the last year. PE consumption registered a growth rate of 15%, PVC consumption registered a growth rate of 15% while PP consumption registered a growth rate of 8%.

Polymer production from all the three complexes put together increased by 3% during the year to 1,045,460 tons. Capacity utilization of polymer plants except PE, was above 100%. Production of PE was affected mainly due to unplanned shutdowns during the last quarter of the year.

PBR production increased 8% to 55,900 tons.

During the year, a new grade of LDPE, 24BA008 was successfully introduced in the market to cater to the packaging requirements of the pharmaceutical sector. A new grade of PPCP, MI3535 was introduced for caps and closures in the moulding sector. Similarly, a new grade of PE, 46GP003 was introduced to cater to the requirements of the high pressure pipe market.

Cracker Products

IPCL operates one naphtha based Cracker at its complex at Vadodara and two gas based Crackers one each at Dahej-Gujarat and Nagothane-Maharashtra.

During the year, production of cracker products viz. Ethylene, Propylene, Butadiene and Benzene increased 6.5% to 1,196,000 tons. Ethylene production increased 2% to 836,000 tons, Propylene production increased 19% to 260,000 tons, Butadiene production increased 10% to 56,000 tons and Benzene production increased 20% to 44,000 tons.

Chemicals

LAB production remained consistent at 54,000 tons during the year.

Caustic soda production increased 14% to 159,000 tons.

Fibre and Fibre Intermediates

MEG production increased 5% to 200,000 tons, EO production was 19,500 tons during the year.

Combined production of other glycol derivatives (TEG, DEG and PEG) increased 7% to 21,500 tons in 2003-04. Sales of these products in totality remained steady during the year.

Opportunities

Improving global economies and the high GDP growth rates projected for the country will lead to growth in consumption of petrochemical products. Despite sustained growth of petrochemical units in the country, India's consumption of polymer products still remains very low on a per capita basis. This reflects significant potential for continued demand growth in future. Future demand will be driven by substitution of alternate materials and new product applications.

Global addition of new capacities is envisaged to be relatively lower in the next two years. This may translate into higher operating rates and higher margins for petrochemical units in the Asian region. India will also derive benefits of any potential improvement in margins as domestic prices are linked with international prices.

The Company, with its international scale and integration of operations and extensive marketing and distribution network is ideally positioned to benefit from the growing domestic market for petrochemical products.

Challenges

In the liberalized economic environment, the Company faces challenge from domestic and international competitors in the market place. However, it is expected that the improved business strategies and globally competitive cost positions will enable the Company to maintain the operating margins and successfully compete in the market.

Outlook

The Petrochemical business, which accounts for the core of IPCL's business portfolio, is global in nature. The outlook for margins and profitability thus depends in large measure upon the overall global economic outlook, the global demand-supply scenario, and trends in feedstock and product prices.

In the coming year, general improvement in global economies will lead to higher growth rates. It is projected that incremental demand of polymers will outstrip incremental supply, which will lead to high capacity utilization rates. Domestic producers will benefit from improvement in petrochemical margins globally.

Risks and Concerns

The Company derives over 90% of its revenues from the domestic market and is potentially exposed to any risks of a significant impact on the Indian economy. A significant slow down in the demand in the global markets affects the demand supply dynamics and prices for petrochemical products.

Unfavorable trends in import tariffs on key raw materials and products may adversely impact the cost structure and/or selling prices of products in the domestic markets, thereby potentially affecting margins. However, the impact of further import tariff reductions on IPCL's products is not likely to be high in the future, as import tariffs on major products have already been significantly reduced compared to historic levels.

IPCL currently prices most of its products below the import parity price levels, which adds to the Company's pricing flexibility in the event of import tariff reductions.

Natural Gas forms a major component of IPCL's raw material cost. The Government regulates the natural Gas price and any change in the pricing structure may affect the Company's margins.

Domestic prices are linked to international prices and fluctuations affect the cash flows of the Company.

The Company continues to follow a suitable strategy to modify its risk profile by eliminating and significantly reducing key business risks.

Adequacy of Internal Controls

The Company has a proper and adequate system of internal controls to ensure that all assets are safeguarded and protected against loss from unauthorized use or disposition and that transactions are authorized, recorded and reported correctly. The internal control systems are supplemented by an extensive programme of internal audits, review by management, guidelines and procedures. The internal control systems are designed to ensure that the financial and other records are reliable for preparing the financial statements and other data and for maintaining the accountability of assets. The use of SAP financial and business management systems, which provide a high level of system based checks and controls, have helped in improving efficiency and effectiveness of the Company's internal control systems. The Company has an independent internal audit system, covering on a continuous basis, the entire gamut of operations and services spanning all locations, business and functions. In addition to the in-house internal audit team, the Company has also appointed international professional firm for internal audit. The internal audit functions include evaluation of all financial, operating and information technology system controls. The internal audit findings and recommendations are reviewed by the top management and the Audit Committee of the Board.

Energy Conservation

The Company has adopted energy conservation as an important part of its Corporate strategy and ensures that the scarce energy resources are utilised in a most efficient manner. The consumption of energy in all its form is closely monitored and corrective actions undertaken immediately to utilise the energy in the most optimal manner. Productivity improvements in the existing plants have resulted in reduction of energy consumption. The captive power plant operation is continuously benchmarked on a monthly basis with a view to make continuous improvements in the efficiency. With the greater focus and proactive action taken by the Company, the specific Energy Index of the Company has come down to 3.65 mmKcal per MT of product from the earlier 3.76 mmKcal per MT of product.

During the year, various energy conservation initiatives were undertaken like flue gas monitoring of heaters and boilers, awareness campaign through internationally reputed consultant by organising presentation-cum-discussion and other programmes for the employees. The Company's energy conservation efforts were recognized and awarded. The Company's Vadodara Complex was bestowed with the "National Energy Conservation Award-2003" by the Ministry of Power and its Nagothane complex with "National Gas Conservation Award-2003" by the Ministry of Petroleum and Natural Gas.

Research and Development

IPCL's R&D centre has been focusing on intellectual property management to monetise its most valuable asset of knowledge economy and for creating a return on R&D investments.

Significant progress has been achieved in the development of nanoclays and polypropylene based nanocomposites for various end use applications. A flame retardant material and other improved grades of PP have been formulated. Efforts directed towards the search for advanced donor molecules have resulted in the identification of two donor molecules with enhanced productivity.

In the area of aromatics, significant contributions have been made in the development of improved versions of paraffin dehydrogenation catalyst and also in the evaluation of outsourced commercial catalysts used in aromatic processes. The year also saw the stabilization of an eco-friendly process for the enhanced recovery of acetonitrile from acrylonitrile plant. Another major achievement during the year was the development of a proof-of-concept process jointly with Reliance Life Sciences for the production of lactic acid / polylactic acid from molasses.

IPCL was granted 7 patents during the year including 2 US patents. 5 PCT applications and 2 Indian patent applications were filed during the year.

Quality

The Company is committed to continuous improvement in quality for the entire range of its products with an objective to meet the customer requirements and satisfaction. The Company continues to maintain ISO-9001-2000 certification for all major manufacturing units of Baroda and Nagothane complexes. The Company has drawn plans to obtain ISO-9001-2000 certification for the entire manufacturing businesses and services in the next financial year. The Company is planning to implement Six Sigma concept in all manufacturing businesses to strengthen the customer satisfaction level of all its products and services.

The Company has a well-equipped Quality Assurance and Quality Control laboratories at all locations. The laboratories are facilitated with modern state of the art sophisticated and microprocessor controlled instruments of international standards to meet in house testing requirements for quality control on raw materials, intermediates and finished products and investigating the customer complaints.

All the analytical laboratories follow the most advanced trends in analytical area and provide reliable services to meet the customer needs.

The laboratory of Nagothane complex is recognized by Central Pollution Control Board (CPCB) with three IPCL analysts included in their panel of experts.

During the year the focus was on information management for quick and transparent communication to provide better analytical support to the plants. The in-house developed on line web enabled Laboratory Information Management System (LIMS) was implemented in all the three complexes in a record time.

Health

The Company accords high priority to the provision of adequate and modern medical services to all its employees. The Company has occupational health centres at all locations. The occupational health and family welfare centres established in each of the Complexes cater to the health care needs of the employees and their families staying in the township. The regular activities include periodic medical examination of employees, health check up of school going children, preventive immunization, medical camps and pre-employment medical examinations. Regular health awareness and first aid lectures are given in all plant's shop-floor meetings and at training centres. As a welfare gesture, medical facilities also go beyond the complex boundary to surrounding villages through mobile vans.

Safety

The Company sincerely strives to abide by the motto "Safety of a person overrides all the production targets" in all its business activities. To achieve this, it accords highest priority in maintaining the best safety practices and standards. The Company's commitment towards Health, Safety and Environment has been clearly stated in the common HSE policy of the Company.

Various units of the Company have achieved the following awards for Safety:

- Baroda Complex received National Safety Award - 2002 from the British Safety Council, UK for substantial (90%) reduction in accident incidence rate.
- Nagothane complex received Five Star Safety Rating and Baroda complex received Three Star Safety Rating from British Safety Council, UK.
- Baroda complex received Award of Honour from Gujarat Safety Council for achieving more than 3 Million Man-Hours Accident Free Spells.

To ensure safety at the workplace, the following programmes are pursued at all the manufacturing sites:

- Safety induction training to all contractors' workers at the site.
- Frequent emergency mock drills.
- Safety quiz competitions and safety week celebration to create safety awareness among employees.
- Comprehensive internal and external auditing system involving national and international safety councils and external auditing organizations.
- Well-defined team safety performance appraisal targets.
- Monthly inter-site safety bench marking.
- A combined corporate safety plan is worked out on an annual basis and is put into operation.
- Various national level conferences / training programmes / seminars were attended by the employees to keep themselves updated with the latest development in the field of health, safety and environment.
- Periodic awareness programmes are conducted to the nearby places/villages to explain the precautions to be taken in case of any emergency arising out of complex.

Environment

The Company believes in the concept of "Sustainable Development" and is conscious of its responsibility towards creating, maintaining and ensuring a safe and clean environment. Strict adherence to all regulatory requirements and guidelines is maintained at all times. The Company stresses strict compliance with all applicable rules and regulations, effective environmental management systems, maximizing resource utilization and reduction in waste generation for ensuring highest care and respect for the environment. Continuous monitoring of work environment and plant effluents is done to achieve environmental compliance. The Company has transformed the arid land in and around each of it's complex into lush green environment with green belts, fruit orchards, medicinal plants, floriculture and agro-forestry plantation. The Company has successfully launched a Model Project on Plastics Waste Management in Petrochemicals Township at Baroda complex. The Company's Nagothane complex was awarded "Greentech Environment Excellence Award" for Environmental Management practices. During the year, the Gandhar complex was conferred with a Runner up award for good housekeeping by Baroda Productivity Council for the years 2001 to 2003 among petrochemical industries in Gujarat. The Chlor-Alkali plant of Gandhar complex was awarded "5 leaves award" under Green Rating Project (sponsored by UN & MoEF) in the year 2002 (4th rank among 25 Chlor-Alkali industries in India). ISO-14001 re-certification of Baroda and Nagothane complexes was done during the year and ISO-14001 implementation has been launched at Gandhar complex.

Human Resource Development

IPCL being a pioneer in the Petrochemical Industry has a reservoir of competent and experienced human resource.

IPCL's employee strength as on March 31, 2004 was 11,294 with an average age of 41 years as compared to the strength of 13,306 as on March 31, 2003 and average age of 43 years.

During the year over 1,700 employees opted for voluntary retirement from the services of the Company.

No. of employees with professional qualification

Qualification	No. of Employees
Ph.D	50
Engineers	1,217
MBAs	112
CA/ACWA/CS/IAAS/MFM/SAS/LLB	50

Pursuing its belief in achieving organizational excellence through continuous development of its Human Resource, Petrochemicals Management Development Institute (PMDI) and Learning Centres of three Complexes arranged a number of in-house training programmes. During the year various training programmes were conducted for the employees.

Several new HR Systems & Processes have been initiated. Some of these are:

Self Development Module(SDM) : IT enabled interactive Training System, based on identified Knowledge, Skills & Attribute requirements of each position has been taken up and implemented at Nagothane Complex in the first phase.

Performance Management System (PMS) : Key Result Area Based system on 1000 point rating has been implemented across the corporation.

Competency Mapping : A new initiative on creating competency profiles for each individual supervisory employee has begun leading to first Development Centre at Nagothane complex. Career & Succession planning perspective also gets addressed through this intervention.

Enterprise Resource Planning : An integrated IT enabled HR system is under final stages of implementation and is expected to be on line by May 2004. It is envisaged that with the full implementation of ERP, HR function will get integrated as an active and vibrant strategic partner in all aspects of business of the Company.

Performance Linked Incentives : New policy on performance management is being worked out to establish linkages of incentives with performance.

Skill Development : Skill development of unskilled workmen is being pursued for effective and more productive utilization of human resources.

The Employee relations during the period remained peaceful and harmonious.

Social Responsibility And Community Development

The Company, as a matter of policy, continues to meet some of the basic needs of the villages surrounding the complexes and developmental work is prioritized according to the needs of the people in the peripheral villages. The Company's social welfare and community development initiatives focus on the key areas of education, health care and the overall development of the communities in which the Company operates. These initiatives are undertaken directly by Company and also through legally constituted trusts and welfare bodies. The Company has been quick to place all its resources at the service of the nation and the community in times of crisis and emergency.

As part of Social Responsibility and as a good corporate neighbor, the Company has provided note books, exercise books, school bags, uniforms, footwear etc to under-privileged school going children belonging to SC/ST community of surrounding villages and also to the children of tribal villages of Pipaldi groups of villages of Chhotaudepur. Scholarships were awarded to 27 students belonging to the SC/ST community pursuing BE/MBA degree in the State of Gujarat.

Community welfare cell organised inter-school athletic meet in which 200 students from 9 schools participated.

Training camp to make various items out of natural fiber was organised at Chhotaudepur for Scheduled Tribe women. Training camp in plumbing was also organised for unemployed youth in Undera and Rampura village. Approximately 60% of such trained youth gained employment.

Agriculture tool kit, fruit saplings were distributed to nearby village farmers. With the guidance of Gujarat Agriculture University, the farmers were provided guidance on topics like agriculture, horticulture, wormiculture, drip irrigation and Government projects for loan and subsidy.

At Nagothane Complex training was imparted to youth and women folk in skills like tailoring, poultry, vaccination, etc. Farm inputs such as improved variety of paddy seed, fertilizer, fruit saplings, etc were also supplied to villagers. IPCL has been successful in motivating women folk through MADER trust in formation of self-help groups and approximately 22 groups consisting of around 320 women are running successfully for the last one year. MADER organised AIDS awareness programme and General Hygiene awareness for the barbers of the neighboring villages. It also organised a camp and vaccinated approx 870 cattle for foot and mouth diseases in neighboring villages.

At Gandhar complex, through JADER trust, 191 cattle were vaccinated in cattle vaccination camp. Educational tools, materials and playing equipments were distributed to poor children of nearby villages. Mobile van was provided for primary health facilities. Besides, activities like tree plantation, medical awareness programmes, cultural programmes, training of midwives, diagnostic camp, eye camp and educational tour of 210 students and 13 teachers were organized in surrounding villages. Drinking water to neighbouring villages was also supplied.

During the year, Sports Development Council (SDC)-IPCL has actively promoted and encouraged sports and games. The well equipped infrastructure facilities for sports at Baroda as well as at Nagothane complex were utilised to full extent by the employees, dependants, sports persons and also students of nearby schools. National sports events such as Ranji Trophy matches, under-17 cricket matches and PSPB Petroleum Sector Volley Ball tournament were organised at IPCL's facilities. A 21 days summer vacation coaching camp in various games were organised where around 450 persons participated. The Community Development Cell of the Company organised inter rural school athletic meet at Baroda in which 200 students from 9 schools participated. One event of attraction was the "Annual Sports Day" celebration at Baroda in which 1600 members of all age groups participated.

Statement on Corporate Governance

The Company has adopted the best Global practices of Corporate Governance for ensuring protection of the rights and interest of its stakeholders. The Company's policies of implementing the broad principles of Corporate Governance viz. transparency, integrity, openness, fairness and accountability are imperative in the management of the Company and the increasing focus on investor protection. The Company has taken proactive measures to periodically review and revise the corporate governance practices incorporating appropriate checks and balances at various levels of management.

1. The Company's Corporate Governance practices on various parameters are described below:

(a) Corporate Ethics & Philosophy

The Company is committed to ethical values and self-discipline through standards of good governance hinging on transparency, efficiency, efficacy, full disclosure in its dealings, appropriate checks and balances directed at sustaining shareholders' interests, achieving financial propriety and overall organizational goals.

(b) Shareholders

- Continuous and consistent returns to shareholders have been ensured.
- Prompt Investor service is ensured with appropriate internal checks.
- Code of conduct for prevention of Insider Trading has been implemented to ensure protection of general shareholder rights and interests.
- Redressal of investor complaints is taken up on priority basis.
- Timely communication of important information and financial results is undertaken.
- Service standards set up by the Company with respect to various investor related matters rank amongst the best in the country.
- Periodical reminders are sent to shareholders requesting them to claim their dividend, lying in the Unpaid Dividend Account of the Company.

(c) Management

- The Board of Directors of the Company comprises of an appropriate mix of Executive and Non-Executive Directors; Promoter and Independent Directors.
- An integrated system has been developed allowing sufficient freedom to the Board and Management in decision making and to innovate within the framework of effective accountability for achieving the overall organizational goals.
- Internal procedures have been devised to ensure adequate and timely disclosures meeting the reporting requirements and communication relating to corporate, financial and product information on its web site **www.ipcl.co.in**
- The Directors and the key personnel are persons with recognized skills, capabilities and competence in their respective areas of operation.
- Both vertical and horizontal communication is effectively practiced in the organization.
- The organizational policy for delegation of powers ensures appropriate and adequate responsibility accompanied with accountability.
- The key personnel are equipped with modern management tools / implementation through in-house and External Training Programmes.
- The Management recognises that the financial / commercial success of the Company thrives on the full commitment of its employees, and the support from its shareholders, customers, suppliers and society in general.

(d) Employees

- Continuous employee training programmes are conducted for upgrading the skills and knowledge of the employees in their respective functional areas.
- Conducive atmosphere, support and motivation for employee sustenance and growth are ensured.
- Good and safe working conditions, and competitive terms and conditions of service are provided to promote the development, encourage involvement of employees in the planning and direction of their work and to ensure the best use of available talent.
- A number of employee welfare initiatives are taken to ensure the overall well-being of the employees and their families.

(e) Customers

The Company provides highest priority and is committed to meet customers' requirements as stated in the Quality Policy. In the present competitive market, the products are provided at affordable prices equivalent to or less than the international prices (landed cost). **The Company has a formal mechanism for customer grievance redressal and prompt customer service.**

(f) Environment

The Company has set up facilities to meet the prescribed Standards of the State and Central Environment Regulatory Boards both with respect to air and liquid effluents. The Company has also taken steps to develop Green Belts around all its complexes. **The Company has a well laid down Safety & Environmental Policy.** It has taken pro-active steps for creating public awareness of usages and disposal of its products to maintain clean and healthy environment.

(g) Other Stakeholders

The Company ensures prompt payment for its supplies and has introduced measures like e-banking and e-payments to this end. The Company is taking cognizance of the rights of customers, competitors and local community strives to meet all reasonable expectations.

(h) Society

The Company recognizes its obligation to the other constituencies of society and aims at successfully fulfilling the same.

2. Board of Directors

a) Composition and category of Directors :

The Board of Directors of the Company consists of 12 Directors. The composition and the category of directors is as under:-

Category	Name of the Directors
Non-Executive Chairman	Shri Mukesh D. Ambani
Non-Executive Vice-Chairman	Shri Anil D. Ambani
Non-Executive Directors	Shri Nikhil R. Meswani
	Shri Anand J. Jain
	Shri Kamal P. Nanavaty
Non-Executive Directors (Nominees of Government of India)	Shri Ashok Chawla (up to September 19, 2003)
	Shri G. S. Sandhu (from October 13, 2003)
	Shri Ramesh Inder Singh
Independent Non-Executive Directors	Shri R. S. Lodha Shri S. V. Haribhakti Shri Lalit Bhasin Shri S. H. Junnarkar
Whole-time Director	Shri S. K. Anand

b) Information of Directors Appointed / Reappointed

A brief resume of the directors being appointed/re-appointed at the Annual General Meeting, the nature of their expertise in specific functional areas, and names of companies in which they hold directorship and membership of the Committees of the Board are furnished hereunder:

Kamal P. Nanavaty holds a Chemical Engineering degree from the University of Utah in the USA. After graduation, he worked with USI Chemical Company before he returned to India in 1972. During his 17 years stint with IPCL, he held various positions and was responsible for marketing the entire range of petrochemicals of IPCL. In 1989, he joined Reliance Industries Limited. He is currently President (Crackers and Polymers Business), covering olefins, polymers. Shri Nanavaty has travelled extensively and has been a leading speaker at various international forums. He is also a Member of SPE (Indian Section), IPI (Indian Chapter) and The Founders Club of Petrochemical Industry, USA. Recently, he was elected Honorary Fellow of the Indian Institute of Chemical Engineers. He is also a Director on the Board of Reliance Utilities and Power Limited, Reliance Shipping Limited, Reliance Assam Petrochemicals Limited, Reliance Rubbers and Chemicals Limited, Reliance Photo Films Private Limited, Reliance Oil & Gas Private Limited and Reliance Global Trading Private Limited.

He is a member of the Shareholders'/Investor Grievance Committee of our Company.

Lalit Bhasin is a distinguished lawyer with four decades of law practice, holds several important posts as General Secretary, Bar Association of India; President, Indian Society for Afro-Asian Studies; President, Citizen's Drive (NGO), Society of Indian Law Firms (SILF); and Honorary Life Member and Council Member, International Bar Association. He has received several awards including the Indira Gandhi National Unity Award, Award for excellence in Professionalism by Institute of Marketing Management, Indira Gandhi Priyadarshini Award, Award of Distinction by International Bar Association, National Award for excellence (2001) by All India Lawyers' Forum for Civil Liberties and Award of Honour from the Prime Minister of India for Services to the Legal Profession and Commitment to the Rule of Law in December, 2001. He is a Director on the Board of Bharat Hotels Ltd., Godfrey Phillips India Limited, India Gypsum Limited, Bell Ceramics Limited, Asian Hotels Limited, Ansal Properties and Industries Limited, American Express Private (I) Limited, and Modi Care Limited. He has authored several books on diverse subjects. He is a Trustee of Jawaharlal Nehru Memorial Fund, Indian Society of Ocean Studies, India Foundation for the Arts. He is a former Chairman of Bar Council of Delhi. He heads the law firm of Bhasin & Co. having its offices at Delhi & Mumbai.

He is the chairman of the Remuneration Committee of the Board of Directors of the Company.

Shailesh V. Haribhakti is Managing Partner of Haribhakti Group consisting of Haribhakti & Company, Haribhakti MRI Corporate Services Private Limited, Moores Rowland Consulting Private Limited and Advantage Group of Companies. He has been with the Group since 1978. He is a Fellow Member of the Institute of Chartered Accountants of India (ICAI), a Graduate Cost Accountant; a Certified Internal Auditor; and a Certified Fraud Examiner (CFE). He is the President of Indian Merchants' Chamber and a panel member of the Indian Council of Arbitration. He is Director on the Board of following Companies : GIC Asset Management Co. Limited, IDBI Capital Markets Services Limited, Kotak Mahindra Pvt. Equity Trustees Limited, Ambuja Cement Eastern Limited, Vidyavihar Containers Limited, Pantaloon Retail (India) Limited, Steelage Industries Limited, JBF Industries Limited, Gujarat Adani Port Limited, Alliance Capital Asset Management (India) Private Limited, Moores Rowland Consulting Private Limited, Haribhakti Certification Private Limited, Advantage E-Accounting (I) Private Limited, Advantage Comfort Private Limited, Advantage Moti (I) Private Limited, E-Biz Chem Private Limited and Haribhakti MRI Corporate Services Private Limited.

He is a member of Audit Committee and Remuneration Committee of the Board of Directors of the Company.

Gurdial S. Sandhu is the Joint Secretary (Petrochemicals), Department of Chemicals and Petrochemicals, Ministry of Chemicals and Fertilisers, Government of India. He is a Director on the Board of Hindustan Organic Chemicals Limited. He has to his credit, vast experience in administrative and corporate affairs.

He is a member of Audit Committee of the Board of Directors of the Company.

c) **Board / Committee Meetings**

The Company has systematised the procedures with respect to Board Meetings and the Meetings of the Committees thereof to ensure complete compliance with the requirements of the Companies Act, 1956, the Secretarial Standards (SS-1) prescribed for Board meetings by the Institute of Company Secretaries of India, Listing Agreements with stock exchanges and other applicable laws and regulations.

Scheduling and selection of Agenda Items

(i) The Board Meetings are pre-scheduled to be held after the end of each financial quarter. Apart from the pre-scheduled Board Meetings, additional Meetings are convened by giving appropriate notice to address the specific needs of the Company. The Board may by passing resolutions by circulation approve certain matters depending on the exigencies.

The frequency of the Committee meetings depends on the respective functional areas and statutory requirements.

(ii) The meetings are usually held at the Company's corporate office in Mumbai.

(iii) All divisions/departments in the Company are advised to plan their functions well in advance, particularly with regard to matters requiring discussion/approval/ decision in the Board/Committee Meetings. All matters requiring Board's approval are communicated to the Deputy Company Secretary in advance so that the same could be included in the Agenda for the Board Meetings.

(iv) Presentations are made to the Board / Committee on matters related to Finance, Sales and Marketing and major business segments and operations of the Company, before taking on record the results of the Company for the preceding financial quarter at each of the pre-scheduled Board Meetings. Board Meetings also note and review functions of the Committees.

(v) The Chairman of the Board and the Deputy Company Secretary in consultation with other concerned persons in the senior management, finalize the Agenda papers for the Board Meetings.

Circulation of Agenda Papers.

i) Agenda papers are circulated to the Directors, in advance. The terms of reference for particular Agenda items are incorporated in the Agenda papers for facilitating meaningful and focussed discussions at the meeting. Where it is not practicable to attach any document to the Agenda, the same are placed on the table at the meeting with specific reference to this effect in the Agenda.

ii) In special and exceptional circumstances, additional or supplementary item(s) on the Agenda are permitted. Sensitive subject matters may be discussed at the meeting without written material being circulated in advance or at the meeting.

Recording minutes of proceedings of Meetings

The minutes of the proceedings of each Board / Committee Meeting are recorded by the Deputy Company Secretary. Draft minutes are circulated to all the members of the Board/Committee for their comments.

Post meeting follow up mechanism

The Guidelines for Board / Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board / Committees.

d) **Attendance of each Director at the Board meetings, last Annual General Meeting and Number of other Directorship and Chairmanship / Membership of Committee of each Director in various companies:**

Name of the Director	Attendance Particulars		Number of other Directorships and Committee Membership/ Chairmanship		
	Board Meetings	Last AGM	Other Directorships	Committee memberships	Committee Chairmanships
Mukesh D. Ambani	4	Present	3	1	-
Anil D. Ambani	1	-	2	1	-
Nikhil R. Meswani	4	Present	1	1	1
Anand J. Jain	4	Present	4	3	1
Kamal P. Nanavaty	4	Present	4	1	-
Ashok Chawla	2	-	-	-	-
Ramesh Inder Singh	3	-	3	1	-
G. S. Sandhu	2	-	1	1	-
R. S. Lodha	4	-	13	2	2
S. V. Haribhakti	4	Present	9	8	4
Lalit Bhasin	3	Present	7	8	2
S. H. Junnarkar	3	Present	14	10	-
S. K. Anand	4	Present	2	-	-

None of the Directors of the Company was a member of more than ten Committees of Boards as stipulated under Clause 49 of the Listing Agreement nor was a Chairman of more than five such committees across all companies in which he was a director.

e. **Number of Board Meetings held and the dates on which held**

Four Board Meetings were held during the year. The dates on which meetings were held are April 22 2003, July 29 2003, October 13 2003 and January 28 2004.

The Company has held at least one meeting in every three months and the maximum time gap between any two meetings was not more than four months.

3. **BOARD COMMITTEES**

A. **Audit Committee**

The Board of Directors of the Company has constituted an Audit Committee comprising three Independent Directors and one Government Nominee Director, viz., Shri R. S. Lodha (Chairman), Shri S. V. Haribhakti, Shri S. H. Junnarkar and Shri Ashok Chawla. Pursuant to the withdrawal of nomination of Shri Ashok Chawla by Government of India, Shri G. S. Sandhu, Government Nominee has been appointed in the Committee on October 13, 2003.

The constitution of the Audit Committee also meets with the requirements mentioned under Section 292A of the Companies Act, 1956.

The terms of reference stipulated by the Board to the Audit Committee, as contained in Clause 49 of the Listing Agreement and Section 292A of the Companies Act, 1956 are as follows:

a) Oversight of the Company's financial reporting process and the disclosure of its financial information.

b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment for any other services.

c) Reviewing with management the half yearly and annual financial statements before submission to the Board, focusing primarily on (i) any changes in accounting policies and practices; (ii) major accounting entries based on exercise of judgement by management; (iii) qualifications in draft audit report; (iv) significant adjustments arising out of audit; (v) the going concern assumption; (vi) compliance with accounting standards; (vii) compliance with Stock Exchange and legal requirements concerning financial statements and (viii) any related party transactions i.e. transactions of the Company of material nature, with promoters or the management, their subsidiaries or relatives, etc. that may have potential conflict with the interests of the Company at large.

d) Reviewing with the management, external and internal auditors the adequacy of and compliance with internal control systems.

e) Reviewing the adequacy of internal audit functions.

f) Discussing with internal auditors any significant findings and follow up thereon.

g) Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

h) Discussing with external auditors before the audit commences, nature and scope of audit as well as having post-audit discussion to ascertain any area of concern.

i) Reviewing the Company's financial and risk management

j) To look into the reasons for substantial defaults in the payment to the depositors, debenture-holders, shareholders (in case of non-payment of declared dividends) and creditors.

Attendance of Members at the Meetings of the Audit Committee held during 2003-04

Name of Director	Number of Meetings held	Meetings Attended
Shri R. S. Lodha(Chairman)	4	4
Shri Ashok Chawla (upto 19.09.2003)	2	2
Shri G. S. Sandhu (from 13.10.2003)	1	1
Shri S. V. Haribhakti	4	4
Shri S. H. Junnarkar	4	3

The Cost Auditors appointed by the Company under Section 233B of the Companies Act, 1956 were also invited to attend the Audit Committee meetings.

B. Remuneration Committee

The Board of Directors has constituted a Remuneration Committee comprising of three non-executive directors, viz., Shri Lalit Bhasin (Chairman), Shri R.S. Lodha and Shri Shailesh V. Haribhakti.

The Remuneration Committee has been constituted for performing, *inter-alia,* the role / various functions as set out under Clause 49 of the Listing Agreement with the Stock Exchanges.

a) Details of remuneration to Directors for the year

The aggregate salary and value of perquisites paid to Shri S. K. Anand, Whole-time Director during the year 2003-04 was Rs. 27 lacs, including the Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent not taxable. Besides this, he is also entitled to Gratuity and encashment of leave at the end of the tenure, as per the Rules of the Company.

The Company has entered into an agreement with Shri S. K. Anand which is valid up to June 3, 2007 and can be terminated by either party by giving three months' prior notice in writing.

b) Sitting fees paid during the year

The Company paid sitting fees to the Non-Executive Directors (other than the Non-Executive Directors, representing the Government of India) at the rate of Rs. 5,000 up to September 30, 2003 and at the rate of Rs. 20,000 from October 1, 2003 for attending each meeting of the Board and / or Committee thereof. The sitting fees paid for the year ended March 31, 2004 to the Directors are as follows:

Name of Director	Amount (Rs.)	Name of Director	Amount (Rs.)
Mukesh D. Ambani	50,000	R.S.Lodha	100,000
Anil D. Ambani	5,000	S.V. Haribhakti	100,000
Nikhil R. Meswani	265,000	Lalit Bhasin	30,000
Anand J. Jain	240,000	S.H.Junnarkar	60,000
K. P. Nanavaty	195,000		

During the financial year 2003-04, the Company has paid Rs. 72,500 as professional fees to M/s. Junnarkar & Associates in which Shri Sandeep H. Junnarkar, Director of the Company is a partner.

The Company has not granted any stock option to its directors.

C. Shareholders' / Investors' Grievance Committee

The Board of the Company has constituted a Shareholders' / Investors' Grievance Committee, comprising Shri N. R. Meswani (Chairman), Shri Anand J. Jain, Shri Ramesh Inder Singh and Shri K. P. Nanavaty. The Committee, *inter-alia,* approves issue of duplicate certificates, reviews all matters connected with the securities transfers, looks into the redressal of investors' complaints like transfer of shares, non-receipt of balance-sheet, non-receipt of declared dividends, etc. The Committee also oversees the performance of the Registrars and Transfer Agents and recommends measures for overall improvement in the quality of investors' services. The Board of Directors have delegated the powers of approving transfer of securities to the Company's Registrars & Transfer Agents under the supervision and control of the Company Secretary, subject to placing regularly a summary statement showing transfer / transmission, etc. of securities of the Company at every meeting of the said Committee.

In pursuance of the SEBI (Prohibition of Insider Trading) Regulations, 1992 (duly amended), the Board has approved the Code of Conduct for Prevention of Insider Trading and authorised the Committee to implement and monitor the various requirements as set out in the Code.

The Board has appointed Ms. Shashikala Rao, Deputy Company Secretary as the Compliance Officer for complying with the requirements under Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 and the various requirements under the Listing Agreement with the Stock Exchanges.

The total number of letters / complaints received and replied to the satisfaction of the shareholders during the year under review was 20,649. Seven complaints were pending as on March 31, 2004. One request for transfer and 107 requests for dematerialization were pending for approval as on March 31, 2004 and they have been processed and updated on the Registers by April 3, 2004.

D. Finance Committee

The Board has set up a Finance Committee of Directors to monitor and implement the decisions of the Board relating to investments, borrowing, security creation and other finance matters of our Company. The Committee consists of Shri Nikhil R. Meswani, Shri Anand J. Jain, Shri Kamal P. Nanavaty and Shri S. K. Anand. The Committee meets as and when required to consider any matter assigned to it.

E. Committee of Directors for GoI Disinvestment

The Board, in exercise of its powers to constitute one or more functional committees, delegating powers and duties thereto, with respect to specific purposes, has constituted the Committee of Directors for GoI Disinvestment on January 21, 2004 to give effect to 'Offer for Sale' of equity shares in IPCL by the Government of India. The Committee comprises of Shri Nikhil R. Meswani, Shri Anand J. Jain, Shri Kamal P. Nanavaty and Shri S. K. Anand.

The Committee was, inter alia, authorised to coordinate, to make all the necessary applications, to approve and execute all documents and to complete all the necessary formalities in connection with the 'Offer for Sale'.

4. General Body Meetings

The location and time for the last three Annual General Meetings were as follows:

Year	AGM	Location	Date	Time
2000-01	32nd	Mahatma Gandhi Nagargruh, Raopura, Vadodara 390 001	September 27, 2001	2.00 p.m.
2001-02	33rd	Prof. Chandravadan Mehta Auditorium, General Education Centre, Opp. D.N. Hall, The M.S. University of Baroda Campus, Pratapganj, Vadodara 390 002	September 27, 2002	2.00 p.m.
2002-03	34th	Prof. Chandravadan Mehta Auditorium, General Education Centre, Opp. D.N. Hall, The M.S. University of Baroda Campus, Pratapganj, Vadodara 390 002	June 13, 2003	2.00 p.m.

During the year ended March 31, 2004, there have been no resolutions passed by the Company's shareholders by postal ballot. At the ensuing Annual General Meeting, there is no resolution proposed to be passed by postal ballot.

5. (a) Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, the Directors or the management, their subsidiaries or relatives, etc. that may have potential conflict with the interests of the Company at large.

None of the transactions with any of the related parties were in conflict with the interest of the Company.

(b) Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

No strictures and penalties have been imposed on the Company by the Stock Exchanges or SEBI or any statutory authorities, on matters related to capital markets, during the last three years.

6. Means of Communication

Half-yearly report sent to each household of shareholders

Half-yearly report for the half-year ended September 30, 2003 was sent to shareholders.

Quarterly results

The quarterly results were published in 'Business Standard' and 'Gujarat Samachar' along with the official news release and the detailed presentation made to the media are displayed on the corporate website **www.ipcl.co.in**

The Management Discussion and Analysis is part of the Annual Report and each quarterly official media release.

7. General Shareholder Information

7.1 Annual General Meeting

Date and Time Saturday, June 12, 2004 at 2.00 p.m.

Venue IPCL's R & D Auditorium, P.O. Petrochemicals, Vadodara-391 346, Gujarat

7.2 Financial Calendar

Results for quarter ending	(tentative)
June 30, 2004	Last week of July, 2004
September 30, 2004	Last week of October, 2004
December 31, 2004	Last week of January, 2005
March 31, 2005	Last week of April, 2005

7.3 Book Closure Date May 22, 2004 to May 29, 2004 (both days inclusive) for payment of dividend

7.4 Dividend Payment Date On or after June 12, 2004

7.5 (a) Listing of Equity Shares on Stock Exchanges at

National Stock Exchange of India Limited
Exchange Plaza,
Plot No. C/1, 'G' Block,
Bandra-Kurla Complex,
Bandra (East)
Mumbai - 400 051.

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street,
Mumbai-400 001.

Note: The Company's equity shares have been delisted from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, New Delhi and Vadodara. Approval for delisting is awaited from Calcutta Stock Exchange Association Ltd.

(b) Listing of Non-Convertible Debentures /Bonds Wholesale Debt Market Segment of the National Stock Exchange of India Limited (NSE)

(c) Listing of Global Depository Shares (GDS) Luxembourg Stock Exchange and traded on PORTAL of United States National Association of Securities Dealers inc.

(d) Debenture Trustees

UTI Bank Limited
Maker Tower 'F' (13th Floor)
Cuffe Parade, Colaba,
Mumbai 400 005

IL & FS Trust Company Ltd.
The IL&FS Financial Centre,
Plot C-22, G Block,
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

Note: Annual listing fees for the year 2004-05 has been paid to the Stock Exchanges.

7.6 (a) Stock Code

Trading Symbol at BSE	500105
Trading Symbol at NSE	IPCL EQ

(b) Demat ISIN Numbers in NSDL and CDSL for Equity Shares ISIN No. INE006A01019

7.7 Stock Market Data

(Price in Rupees per Share)

Date	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	Months High	Months Low	Months High	Months Low
Apr-03	94.35	80.50	94.80	80.50
May-03	99.60	79.75	99.90	79.85
Jun-03	111.00	95.05	110.95	95.20
Jul-03	131.45	107.30	133.00	107.05
Aug-03	154.80	116.00	154.85	116.00
Sep-03	177.40	146.00	177.90	146.15
Oct-03	200.45	162.00	205.00	162.40
Nov-03	219.05	190.05	219.00	190.10
Dec-03	232.50	209.35	232.50	203.85
Jan-04	241.00	166.55	240.45	165.50
Feb-04	200.50	161.05	200.70	161.00
Mar-04	229.00	174.00	229.50	174.00

7.8 Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

IPCL share price performance relative to BSE Sensex based on share price on March 31, 2004:

Period	Percentage change in IPCL	Sensex	IPCL relative to Sensex
FY 2003-04	117%	83%	34%
3 year	237%	55%	182%
5 year	65%	49%	16%

IPCL share price performance relative to Nifty based on share price on March 31, 2004:

Period	Percentage change in IPCL	Nifty	IPCL relative to Nifty
FY 2003-04	117%	81%	36%
3 year	235%	54%	181%
5 year	64%	64%	0%

106A01019

per Share,

Stock (NSE)

Months Low

80.50

79.85

95.20

107.05

116.00

146.15

162.40

190.10

203.85

165.50

161.00

174.00

on to broa
Nifty

BSE Sensex
:

ge in

PCL relative to Sense:

34%

182%

16%

ty based on

ge in

IPCL relative to Nifty

36%

181%

0%

7.9 Registrars & Transfer Agents :

(Share / Debenture transfer and communication regarding share / debenture certificates, Fixed deposits, dividends, interests and change of address)	Karvy Computershare Private Ltd. 46, Avenue 4, Street No.1 Banjara Hills Hyderabad 500 034 Email: ipcl@karvy.com

7.10 Share Transfer System

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 10 to 15 days from the date of receipt, subject to the documents being valid and complete in all respects. The Company had, as per SEBI guidelines, offered the facility of transfer cum demat. Under the said system, after the share transfer was effected, an option letter was sent to the transferee indicating the details of the transferred shares and requesting him/her in case he/she wishes to demat the shares, to approach a Depository Participant (DP) with the option letter. The DP, based on the option letter, generated a demat request and sent the same to the Company along with the option letter issued by the Company. On receipt of the same, the Company dematerialised the shares. In case the transferee did not wish to dematerialise the shares, he / she did not have to exercise the option and the share certificates were despatched by the company after 30 days from the date of such option letter.

However, in terms of SEBI Circular SEBI/MRD/Cir-10/2004 dated February 10, 2004, the Company has discontinued, with effect from February 11, 2004, the practice of sending option letter for dematerialisation subsequent to transfer.

7.11 Distribution of Shareholding as on 31st March, 2004


Indian Financial Institutions / Banks / Mutual Funds 11%
Body Corporates 4%
Others 15%
International Investors (GDRs / FIIs / NRIs) 19%
Central Govt. 5%
Promoters 46%

7.12 Dematerialisation of Shares

About 97.20 per cent of the Company's paid-up equity share capital has been dematerialized up to March 31, 2004. Trading in Equity Shares of the Company is permitted only in dematerialised segment as per notification issued by the Securities & Exchange Board of India (SEBI).

Liquidity

IPCL shares are actively traded on the Indian Stock Exchanges. The highest trading activity is witnessed on the National Stock Exchange and The Stock Exchange, Mumbai. Relevant data for the average daily turnover for the financial year 2003-04 is given below:-

Average Daily Turnover

	BSE	NSE	Total
No. of shares (in lakhs)	5.71	14.06	19.77
Value (Rs. crore)	9.74	24.02	33.76

7.13 Outstanding GDRs/ Warrants/Convertible Instruments

Outstanding GDRs as on March 31, 2004 represent 778819 shares (0.31%). There are no outstanding instruments, which are convertible into equity shares of the Company.

7.14 Investor Correspondence / Query

(i) **Investor Correspondence** - For transfer / dematerialisation of shares, payment of dividend on shares, interest and redemption of debentures, and any other query relating to the shares and debentures of the Company.

For Shares held in physical form:

Karvy Computershare Private Limited,
46, Avenue 4, Street No. 1.
Banjara Hills, Hyderabad 500 034
Email: ipcl@karvy.com

For Shares held in demat form:
To the Depository Participant

(ii) **Any query on Annual Report**

Secretarial Department
Indian Petrochemicals Corporation Limited
Corporate Office, P.O. Petrochemicals Township
Vadodara 391 345, Gujarat

7.15 Transfer of unclaimed amounts to Investor Education and Protection Fund

The Company had sent letters to the investors requesting them to claim the unencashed dividends lying in the unpaid dividend account(s) of the Company before crediting the same to Investor Education and Protection Fund. During the year under review the Company has credited a sum of Rs. 67,23,323 to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

7.16 Plant locations

Gandhar Complex	P.O. Dahej, Bharuch 392 130, Gujarat
Nagothane Complex	P.O. Petrochemicals Township Nagothane, Raigad 402 125, Maharashtra
Vadodara Complex	P.O. Petrochemicals Vadodara 391 346, Gujarat

Directors' Report

Your Directors have pleasure in presenting the 35th Annual Report and the Audited Accounts for the financial year ended March 31, 2004.

Financial Results

The highlights of financial results of the Company for the financial year ended March 31, 2004 are as under:-

	2003-04		2002-03	
	Rs.Cr.	US$ Mn*	Rs.Cr.	US$ Mn
Gross profit before interest, Depreciation and extraordinary items	1107.39	253	1142.66	241
Less : Interest	222.22	51	295.76	62
Finance Charge on leased assets	77.02	17	73.21	16
Depreciation	471.59	108	454.34	96
Profit before Tax and Extra ordinary Items	336.56	77	319.35	67
Less : Extraordinary Expenditure	-	-	56.71	12
Profit before Tax	336.56	77	262.64	55
Less : Provision for Tax	7.00	2	19.00	4
Provision for Deferred Tax	56.00	13	39.47	8
Profit after Tax	273.56	62	204.17	43
Add : Brought forward from last Balance Sheet	940.48	215	1807.90	381
Debenture Redemption Reserve Written back (net)	28.78	7	74.75	16
Less : Deferred tax provision for earlier years	-	-	683.34	144
Amount Available for Appropriation	1242.82	284	1403.48	296
Appropriations:				
General Reserve	400.00	91	400.00	84
Proposed dividend on Equity Shares	62.05	14	55.85	12
Tax on Dividend	7.95	2	7.15	2
Balance carried to Balance Sheet	772.82	177	940.48	198

* 1 US$ = Rs. 43.718 exchange rate as on 31.03.2004
(previous year 1 US$ = Rs. 47.485 exchange rate as on 31.3.2003).

Dividend

The Directors have recommended a dividend of Rs. 2.50 per equity share on 24,82,25,622 equity shares of Rs. 10 each for the financial year ended March 31, 2004, which, if approved at the forthcoming Annual General Meeting, will be paid to all those equity shareholders, whose names appear in the Register of Members as on May 29, 2004 and to those whose names as beneficial owners are furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) to the Company.

GoI Offer for Sale

The directors are pleased to state that the 'Offer for Sale' of 28.945% aggregating 7,18,50,056 equity shares of the Company by the Government of India(GoI), in February 2004, through the book building process was oversubscribed. The post offer activities, namely, the despatch of refund orders, effecting credit of shares to successful bidders/investors and handing over the collection proceeds to the GoI was successfully completed in a record time of 9 working days from the closure of the offer. The holding of GoI in the equity capital of the Company stood at 5% after the aforesaid offer. The GoI has pursuant to the provisions of the Shareholders' Agreement, offered to transfer all its shares except one share in the Company to the employees of the Company under a Scheme. The said offer to employees has also, received an overwhelming response.

Fixed Deposits

As on March 31, 2004, public deposits stood at Rs. 33.27 crore representing 652 deposit holders, including 57 deposits which have fallen due for payment on or before March 31, 2004 to the extent of Rs. 1.48 crore remain unclaimed. There were no overdue deposits.

The Company has not accepted / renewed any fixed deposits during the year.

Management Discussion and Analysis

The Management Discussion and Analysis Report covering matters listed in Clause 49 of the Listing Agreement for the year under review is given as a separate statement in the Annual Report.

Directors

Shri Kamal P. Nanavaty, Shri Lalit Bhasin and Shri Shailesh V. Haribhakti, are the directors liable to retire by rotation at the ensuing Annual General Meeting and being eligible, offer themselves for reappointment.

During the year, the Government of India withdrew the nomination of Shri Ashok Chawla, Director and nominated Shri G. S. Sandhu in his place. The Board placed on record its appreciation for the valuable contributions made by Shri Ashok Chawla during his tenure as Director of the Company.

Shri G. S. Sandhu, appointed as Additional Director, holds office up to the date of the ensuing Annual General Meeting. The Company has received notice under Section 257 of the Companies Act, 1956 proposing his appointment as Director, subject to retirement by rotation.

A brief resume of the Directors being appointed / re-appointed, nature of their expertise in specific functional areas and names of companies in which they hold directorship and membership / Chairmanship of Committees of the Board, as stipulated under Clause 49 of the Listing Agreement, are given in the Statement of Corporate Governance elsewhere in the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanations relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the statement of affairs of the

Company as at March 31, 2004 and of the profit of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Auditors and Auditor's Report

M/s. Deloitte Haskins & Sells, Chartered Accountants, Statutory Auditors of the Company, retiring Auditors hold office until the conclusion of the forthcoming Annual General Meeting and are eligible for re-appointment. Your directors have proposed to appoint M/s. Chaturvedi & Shah, Chartered Accountants, as Joint Auditors of the Company, subject to approval of the shareholders at the ensuing Annual General Meeting.

The Company has received letters from the above mentioned firms of Chartered Accountants, confirming that their appointments, if made, would be within the limits prescribed under Section 224(1B) of the Companies Act, 1956.

The notes to the accounts referred to in the Auditor's Report are self explanatory and therefore, do not call for any further comments.

Cost Auditors

The Central Government has directed an audit of the cost accounts maintained by the Company in respect of its Chemical Products comprising of Synthetic Resins, Plastics, Synthetic Rubber and Linear Alkyl Benzene. The Central Government has approved the appointment of S/Shri Kiran J. Mehta, S. Mallikarjuna Rao and S. V. Diwanji, Cost Accountants, for conducting cost audit of the above business for the financial year ended on March 31, 2004.

Personnel

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report with the Accounts is being sent to all shareholders of the Company excluding the aforesaid information. Any shareholder interested in obtaining such particulars may write to the Deputy Company Secretary at the Registered Office of the Company.

Pursuant to a Voluntary Retirement Scheme implemented during the year under review, over 1700 employees had opted for early retirement from the Company which resulted in an extraordinary expenditure of Rs. 144 crore.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings & Outgo

The information relating to energy conservation, technology absorption, foreign exchange earnings and outgo required to be disclosed under the Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 is given in the Annexure forming part of this Report.

Corporate Governance

The Company has been proactive in following the principles and practices of good corporate governance. The Company has ensured that the Corporate Governance requirements as stipulated in Clause 49 of the Listing Agreement with the Stock Exchange are duly complied with. A separate Statement on Corporate Governance is given elsewhere in this Report.

A certificate from the Auditors of the Company regarding compliance of Clause 49 of the Listing Agreement is attached to this Report.

Acknowledgement

Your Directors would like to express their grateful appreciation for the assistance and cooperation received from the Government of India (including the Ministry of Chemicals & Fertilizers and the Ministry of Disinvestment), Government authorities, Financial Institutions, Banks, Customers, Vendors and Shareholders during the year under review. Your Directors wish to place on record their deep sense of appreciation for the devoted services of the employees of the Company for its success.

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chairman

Mumbai, 27th April, 2004

Annexure to Directors' Report

PARTICULARS REQUIRED UNDER THE COMPANIES (DISCLOSURES OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988

A. CONSERVATION OF ENERGY

a) Energy Conservation Measures taken by the Company

The Company has adopted Energy Conservation as an important part of its corporate business strategy. It has well established systems that ensure energy conservation as per the objectives set in all the units. In our Company, consumption of energy in all its forms is continuously monitored in each of its plants. Management has accorded it an important priority for reducing the cost of production in order to remain competitive in the market and also to ensure that scarce energy resources are utilized in the most efficient manner. It has been constantly thriving to optimize energy consumption levels by selecting energy efficient and environment friendly technologies for its plants.

During the year various energy conservation initiatives were taken like carrying out walk-through energy audit study of all the plants for improving house keeping measures, fuel gas monitoring of heaters and boilers; awareness campaigns and programmes for all the employees. The Company's efforts in energy conservation has been recognized with several prestigious awards conferred on it. During the year Vadodara Complex was bestowed with the 'National Energy Conservation Award – 2003' as Certificate of Merit sponsored by Ministry of Power and Nagothane Complex with 'National Gas Conservation Award-2003' sponsored by Ministry of Petroleum and Natural Gas.

Some of the major measures taken by the Company for energy conservation are listed below:

1. Diverting Vinyl Acetate stream of Butadiene plant from flare to Pyrolysis Gasoline Hydrogenation (PGH) feed surge drum and to fuel.
2. Effective cleaning of furnace convection zone for a SRT heater in Naphtha cracker plant. Stack temperature dropped by 40°C resulting in reduction in fuel consumption.
3. MP condensate at 180° C is cooled by preheating Charge gas surface condensate in Cracker plant to recover the heat.
4. Optimization of waste water generation / incinerator operation in Acrylonitrile (ACN) plant resulted in saving of 1229 MT of fuel gas.
5. In PGH / Benzene (BZ) plant 200 m3/Day condensate diverted to Utilities plant by utilizing the redundant Gujarat Aromatics Plant (GAP) condensate line.
6. Stoppage of de-super heater pump of 18.5 KW for Steam headers of Boilers unit of Utilities plant by utilizing condensate available from a continuous running pump.
7. Low value internally generated 14950 MT of Carbon Black Feed Stock (CBFS) used as fuel in place of costly Low Sulphur Heavy Stock (LSHS) in boilers.
8. Throughout the year at Gandhar Complex, Captive Power Plant-1 (CPP-1) Boilers were operated on internal generated fuel. 46020 MT of Off gas, 22372 MT of Mixed Oil and 28756 MT of Light reformate (LR) were burned. Huge saving in revenue due to usage of these fuels in place of expensive Naphtha fuel was achieved.
9. Contract demand reduced from 35 MVA to 30 MVA of Gandhar Complex since September'03.
10. Low value internally generated SLOP Oil from Enviroment Quality plant used as fuel from Nov.'03 onward in place of costly LSHS in boilers.
11. During GAIL Gas nil supply for 14 days at Baroda Complex in March'04, internal stream utilized to save on expensive HSD liquid fuel.

b) Additional investment / proposals being implemented / planned for reduction of consumption of Energy

1. Utilisation of 10 MT/ Hr of waste steam at 11 kg/ cm2g for Vapour Absorption Refrigeration (VAR) in PVC expansion.
2. Utilisation of Hydrogen as fuel in Chlor Alkali plant. Scheme is under implementation.
3. Chlor Alkali Plant Process air requirement is met by reducing pressure from about 8 kg.cm2g to 3 kg./ cm2g. A scheme is under implementation to use low pressure air compressor to save energy.
4. Online Washing of Gas turbine machines air compressor by installation of a washing skid and new nozzles in the offline washing location in the Gas turbine.
5. Waste heat recovery scheme by recovering energy from stack gases of Hot oil heater of Linear Alkyl Benzene plant either by addition of a convection bank above the existing one and increase convection heat recovery and reduce radiant heat flux or to go for outboard waste heat recovery boiler for steam generation.
6. Inlet air chilling for a Gas turbine machine for power augmentation by 5 MW.
7. VAR proposal for saving of hexane in Polypropylene Co-Polymer plant by utilizing surplus low pressure steam at 1.5 kg/cm2g and 145° C.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods.

As a result of various Energy Conservation measures taken, ever lowest Specific Energy Consumption of 3.65 MMKCal / MT was achieved by the Company compared to 3.76 MMKCAL/ MT of previous year. The Company saved energy equivalent to Rs. 36 crore for the year 2003-04.

BEST AVAILABLE COPY

(d) **Total Energy Consumption and energy consumption per unit of production as per Form 'A' is given below:**

Form 'A'

Form for disclosure of particulars with respect of Conservation of Energy

A Power & Fuel Consumption

	2003-04	2002-03
1. Electricity		
(a) Purchased		
Unit (lacs)	**166.97**	93.68
Total Amount (Rs. in crore)*	**7.00**	4.28
Rate / Unit (Rs.)	**4.19**	4.57
(b) Own Generation		
(i) Through Steam Turbine / Generator Units (lacs)	**18,789.94**	17,961.47
Unit per litre of fuel oil / gas	**3.24**	3.42
Cost / Unit (Rs.)	**1.88**	1.95
(ii) Through Wind Mill Turbine Units (lacs)	**149.63**	176.84
2. Furnace Oil (LSHS)		
Quantity (KL)	**99,329.07**	54,134.48
Total Amount (Rs. in crore)	**108.44**	64.05
Average rate per KL (Rs.)	**10,917.49**	11,830.89
3. Others		
(a) Naphtha (MT)	**278,490.29**	287,309.28
Total Amount (Rs. in crore)	**430.47**	414.68
Average rate per MT (Rs.)	**15,457.15**	14,433.27
(b) Gas		
Quantity (1000 SM3)	**338,805.21**	395,493.24
Total Amount (Rs. in crore)	**133.57**	161.38
Average rate per 1000 SM3 (Rs.)	**3,942.25**	4,080.53
(c) Other Liquid Fuels		
Quantity (MT)	**5,125.87**	3091.57
Total Amount (Rs. in crore)	**10.92**	6.15
Average rate per MT (Rs.)	**21,301.13**	19,881.37

* Excluding Demand Charges.

B Consumption per MT of Production

Products	Electricity (KwH) 2003-04	Electricity (KwH) 2002-03	Fuel Gas (Kg.) 2003-04	Fuel Gas (Kg.) 2002-03	LSHS (Kg.) 2003-04	LSHS (Kg.) 2002-03
PVC	**277**	290	**27**	34	**28**	23
LLDPE/HDPE	**617**	607	**-**	-	**23**	16
LDPE	**993**	998	**10**	14	**28**	20
PP	**381**	384	**15**	15	**20**	14
PBR	**681**	680	**295**	395	**187**	134
EQ / EO	**473**	504	**18**	16	**117**	87
Caustic	**2896**	2783	**-**	-	**50**	39
LAB	**789**	712	**457**	531	**235**	204
ACN	**261**	290	**103**	120	**18**	11
AF	**1725**	1688	**1069**	1334	**716**	541

Note : The above figures includes allocated consumption in supporting utilities and facilities applicable to respective products. Consumption of liquid fuels has been converted to equivalent LSHS.

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption as per **Form 'B'** is given below:

Form 'B'

Form for Disclosure of particulars with respect to absorption.

RESEARCH AND DEVELOPMENT (R&D)

1. **Specific areas in which Research and Development is being carried out by the Company.**

The Research Centre has been actively pursuing research programmes with a view to developing cost effective and high performing products and processes. Projects related to technology development, plant/market supportive and curiosity driven (exploratory) areas are chosen for creating new business opportunities and also to sustain the existing business. Development of competitive processes for hydrocarbon conversions, nano polymer composites, energy efficient separation processes, biodegradable polymers, polyolefin catalysis, synthesis of monomers by eco-friendly routes, value added chemicals and polymers from natural resources are some of the key areas in which active research programmes are being pursued in the Centre.

Plant / Market supportive projects essentially comprises of short term projects aimed at trouble-shooting and profitability of the Company. Some of the on-going programmes are development of improved grades / benchmarking of polyolefins, catalyst characterization / evaluation studies, COD reduction in wastewater streams, process simulation studies, utilization of byproduct / side streams etc.

The exploratory projects include synthesis of monomers and biodegradable polymers, zeolites / solid acid-base catalyzed processes, polymer blends and composites, novel adsorbents for light hydrocarbon separations, process modeling and simulation, value added chemicals from natural sources etc. All these long term projects are expected to contribute to the business of the Company.

2 Benefits derived as a result of R&D efforts:

Continued efforts to improve the performance of dehydrogenation catalyst will help the Company to stay in this business and also to capture more business in domestic and international markets. Catalyst evaluation studies have contributed to the proper outsourcing of commercial catalysts. Commercialization of in-house developed butene-1 catalyst is expected to bring down the cost of production of this valuable monomer. The benchmarking studies on various grades of polyolefins will help the Company to capture more markets for polymers in niche application areas. Research efforts towards improving the yield of monomers by in thermal cracking of hydrocarbons will improve the margins.

3 Future Plan of Action:

To facilitate growth during challenging economic conditions and also for creating return on R&D investments, the Research Centre has been leveraging their competitive advantage in knowledge economy. Future research programmes have been envisaged in the following areas of broad relevance to petrochemicals.

- Greener processes for the synthesis of reactive monomers and specialty chemicals.
- Noble metal catalysis
- Zeolites and solid acid base catalyzed petrochemical processes.
- Development of novel adsorbents for light hydrocarbon separations.
- Development of polymer additives
- Biodegradable polymers
- Development of new grades of polyolefins
- Development of polymer blends and nanocomposites
- Value added chemicals from byproduct streams
- Studies on thermal cracking of hydrocarbons
- Process modeling / optimization
- Biotreatment of wastewater

4 Expenditure on Research & Development:

(Rs. in crore)

	2003-04	2002-03
a Capital	**0.25**	0.02
b Recurring	**9.90**	9.51
c Total	**10.15**	9.53
d Total R & D expenditure as a % age of turnover	**0.11**	0.16

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1. Efforts in brief made towards technology absorption, adaptation and innovation

All the imported technologies have been totally absorbed and suitably adapted which has resulted in higher production levels in operations. New product developments were also done in close coordination with Product Application and R&D Group to meet the customers' demand and also for increasing the customer base of the Company. The plant performance is closely monitored for optimisation of plant operation to reduce the consumption of raw materials, chemicals & catalysts and utilities. Better cost effective packaging material for polymer products had been introduced to ensure that the finished products are received intact by the customers and also for the reduction in packaging cost.

2. Benefits derived as a result of the above efforts

a. Product Development/Improvement and Cost Reduction

Based on the technology absorption, productivity improvement has been made in all the plants, resulting in overall cost reduction. New product grades have been developed to meet the customers' requirements and to increase the customer base. Further, energy reduction in all the plants has been achieved based on the absorbed state-of-the-art technology. The consumption norms of raw material, catalysts and chemicals were improved to reduce the consumption levels and thereby to further reduce the cost of production.

b. Import Substitution

Imported catalysts and chemicals were substituted with indigenous catalysts in various processes. Further, many engineering items like filters, seals and other major machine components have been successfully indigenized.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

(1) **Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services and export plans.**

The Company continued to maintain focus and avail of export opportunities based on economic considerations.

(2) **Total Foreign Exchange used and earned**

(Rs. in crore)

	2003-04	2002-03
a Total foreign exchange earned	**2743.14**	424.70
b Total savings in foreign exchange through products manufactured by the Company and deemed exports	**4065.46**	3673.77
Sub Total [{a} + {b}]	**6808.60**	4098.47
C Total foreign exchange used	**971.47**	795.02

For and on behalf of the Board of Directors

Mumbai, April 27, 2004

Mukesh D. Ambani
Chairman

Auditor's Report

To the Members of
Indian Petrochemicals Corporation Limited

1. We have audited the attached Balance Sheet of Indian Petrochemicals Corporation Limited as at 31st March, 2004 and also the Profit and Loss Account and the Cash Flow statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of section 227 (4A) of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified in paragraphs 4 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:
   - (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
   - (b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.
   - (c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account.
   - (d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956.
   - (e) on the basis of the written representations received from the directors as on 31st March 2004 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2004 from being appointed as a director in terms of clause (g) of sub section (1) of section 274 of the Companies Act, 1956. As regards Government Nominee Directors, they are exempted from the provisions of Section 274 (1) (g) in view of general circular issued by the Department of Company Affairs.
5. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with significant accounting policies and other notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
   - (i) in the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2004;
   - (ii) in the case of Profit and Loss Account of the profit for the year ended on that date, and
   - (iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For **Deloitte Haskins & Sells**
Chartered Accountants

(P R Barpande)
Partner
Membership No. 15291

Place : Mumbai
Date : 27th April, 2004

Annexure to the Auditor's Report

Re: Indian Petrochemicals Corporation Limited
(Referred to in paragraph 3 of our report of even date)

(i) The nature of the Company's business/activities during the year is such that clauses (xiii) and (xiv) of paragraph 4 of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company for the year ended.

(ii) In respect of its fixed assets:

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has physically verified certain assets during the year in accordance with a programme of verification, which in our opinion provides for physical verification of the fixed assets at reasonable intervals. According to the information and explanations given to us no material discrepancies were noticed on such verification.

(c) In our opinion and according to the information and explanations given to us, the Company has not made any substantial disposals during the year.

(iii) In respect of its inventories:

(a) As explained to us, inventories were physically verified during the year by the management at reasonable intervals.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management were reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(iv) In respect of loans, secured or unsecured, granted or taken by the Company to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act 1956, according to the Information and explanations given to us:

(a) The Company has taken loans from a company aggregating to Rs. 445 Crores by issue of debentures, which were repaid during the year.

(b) The rate of interest and other terms and conditions of such loans are, in our opinion, prima facie not prejudicial to the interest of the Company.

(c) The loan taken by issue of debentures was repaid during the year to debenture holders along with interest as per the terms of issue.

(d) There is no overdue amount of such loans taken from aforesaid company.

(v) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of inventory and fixed assets and for the sale of goods.

(vi) In respect of transactions entered in the register maintained in pursuance of section 301 of the Companies Act 1956;

(a) To the best of our knowledge and belief and according to the information and explanations given to us, transactions that needed to be entered into the register have been so entered.

(b) According to the information and explanations given to us, there is no transaction (excluding the loans reported in the para (iv) above) in excess of Rs. 5 lakhs in respect of any party and hence the question of reasonable prices in respect of such transactions regards to the prevailing market prices does not arise.

(vii) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 58 and 58AA of the Companies Act, 1956 and the rules framed there under with regard to the deposits accepted from the public.

(viii) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(ix) We have broadly reviewed the books of account and records maintained by the Company relating to the manufacture of Chemical Products comprising of Synthetic Resins, Plastics, Synthetic Rubber and Linear Alkyl Benzene, pursuant to the order made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of the records with a view to determining whether they are accurate or complete.

(x) According to the information and explanations given to us in respect of statutory and other dues:

(a) The Company has been regular in depositing undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth Tax, Custom Duty, Excise Duty, cess and any other statutory dues with the appropriate authorities during the year.

(b) Disputed dues in respect of (i) Excise and Customs Duty – aggregating to Rs. 243.74 Crores – pending before Excise and Customs Authorities,

(ii) Sales Tax – aggregating to Rs. 8.92 Crores – pending before Sales Tax Authorities and (iii) Income Tax Rs. 4.41 Crores – pending before Income Tax Authorities have not been deposited since the matters are pending before relevant Appellate Authorities.

(xi) The Company neither have accumulated losses at the end of the year, nor incurred cash losses during the current and the immediately preceding financial year.

(xii) Based on our audit procedures and on the information and explanations given by the management, we are of the opinion that the company has not defaulted in the repayment of dues to financial institutions, banks and debenture holders.

(xiii) According to the information and explanations given to us, the Company has not given any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiv) In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantees given by the Company for loans taken by others from banks and financial institutions, are not prima facie prejudicial to the interests of the Company.

(xv) To the best of our knowledge and belief and according to the information and explanations given to us, term loans availed by the Company were, prima facie, applied by the Company during the year for the purposes for which the loans were obtained, other than temporary deployment pending application.

(xvi) According to the cash flow statement and other records examined by us and the information and explanations given to us, on an overall basis, funds raised on short term basis have, prima facie, not been used during the year for long term investment (fixed assets, etc) and vice versa, other than temporary deployment pending application.

(xvii) The Company has not made any preferential allotment during the year.

(xviii) According to the information and explanations given to us and the records examined by us, securities have been created in respect of the debentures issued.

(xix) The Company has not raised any money by public issue during the year.

(xx) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company was noticed or reported during the year.

For **Deloitte Haskins & Sells**
Chartered Accountants

(P R Barpande)
Partner
Membership No. 15291

Place : Mumbai
Date : 27th April, 2004

Auditor's Certificate

To,

The Members of
Indian Petrochemicals Corporation Limited

We have examined the compliance of conditions of corporate governance by Indian Petrochemicals Corporation Limited, for the period from 1st April, 2003 to 31st March, 2004, as stipulated in clause 49 of the Listing Agreement of the said company with the stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us;

We certify that the company has complied with the conditions of corporate governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the company, as certified by the share transfer agents of the Company, based on the records maintained by them.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or the effectiveness with which the management has conducted the affairs of the company.

For **Deloitte Haskins & Sells**
Chartered Accountants

Place: Mumbai
Date : 27th April, 2004

(P. R. Barpande)
Partner

Balance Sheet as at 31st March, 2004

(Rs. in crore)

	Schedule	As at 31st March, 2004		As at 31st March, 2003	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	**249.05**		249.05	
Reserves and Surplus	'B'	**2,023.07**		2,036.07	
			2,272.12		2,285.12
Loan Funds					
Secured Loans	'C'	**1,190.03**		1,720.13	
Unsecured Loans	'D'	**976.02**		1,607.13	
			2,166.05		3,327.26
Deferred Tax Liability			**967.23**		911.23
Liability for Leased Assets			**527.91**		563.96
TOTAL			**5,933.31**		7,087.57
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	'E'	**9,646.89**		9,638.28	
Less: Depreciation		**4,260.96**		3,577.67	
Net Block		**5,385.93**		6,060.61	
Capital Work -in -Progress		**80.66**		42.62	
			5,466.59		6,103.23
Investments	'F'		**151.23**		88.51
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		**773.10**		978.81	
Sundry Debtors		**403.29**		298.09	
Cash and Bank Balances		**50.61**		21.14	
		1,227.00		1,298.04	
Loans and Advances	'H'	**377.08**		545.32	
		1,604.08		1,843.36	
Less: **Current Liabilities and Provisions**	'I'				
Current Liabilities		**1,159.81**		844.88	
Provisions		**128.78**		124.26	
		1,288.59		969.14	
Net Current Assets			**315.49**		874.22
Miscellaneous Expenditure			**-**		21.61
(To the extent not written off or adjusted)					
TOTAL			**5,933.31**		7,087.57
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date
For **Deloitte Haskins & Sells**

(P. R. Barpande)
Partner

Place: Mumbai
Date : 27th April, 2004

For and on behalf of the Board

Mukesh D. Ambani - Chairman
Anil D. Ambani - Vice-Chairman
Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
R. S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar } Directors
Sandesh K. Anand - Wholetime Director
Shashikala Rao - Deputy Company Secretary

Profit and Loss Account for the year ended 31st March, 2004

(Rs. in crore)

	Schedule	2003-04		2002-03	
INCOME					
Turnover and Inter Divisional Transfers		13,541.17		9,920.55	
Less : Inter Divisional Transfers		4,522.03		4,123.22	
Turnover		9,019.14		5,797.33	
Less : Excise duty Recovered on Sales		921.32		768.34	
Net Turnover			8,097.82		5,028.99
Other Income	'J'		101.29		101.79
Variation in Stock	'K'		(129.59)		280.65
			8,069.52		5,411.43
EXPENDITURE					
Purchases			2,125.22		46.10
Manufacturing and Other Expenses	'L'		4,836.91		4,222.67
Interest	'M'		299.24		368.97
Depreciation		685.57		454.34	
Less : Transferred from General Reserve		213.98		-	
(Refer note no. 4 of Schedule 'O')			471.59		454.34
			7,732.96		5,092.08
Profit Before Extraordinary , Non Recurring and Prior Period items			336.56		319.35
Extraordinary, non recurring and prior period expense			-		56.71
Profit Before Tax			336.56		262.64
Provision for Current Taxation			7.00		19.00
Provision for Deferred Tax			56.00		39.47
Profit After Tax			273.56		204.17
Add : Balance brought forward from last year			940.48		1,807.90
Less : Provision for Deferred Tax for earlier years			-		683.34
Add : Debenture Redemption Reserve Written back (net)			28.78		74.75
Amount Available for Appropriations			1,242.82		1,403.48
APPROPRIATIONS					
General Reserve		400.00		400.00	
Proposed Dividend on Equity Shares		62.05		55.85	
Tax on Dividend		7.95		7.15	
			470.00		463.00
Balance Carried to Balance Sheet			772.82		940.48
Basic & Diluted Earnings per Share of Rs. 10 each (in Rupees) (Refer note no. 15 of Schedule 'O')					
- Before extraordinary items			11.02		10.51
- After extraordinary items			11.02		8.23
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date
For **Deloitte Haskins & Sells**

(P. R. Barpande)
Partner

Place: Mumbai
Date : 27th April, 2004

For and on behalf of the Board

Mukesh D. Ambani - Chairman
Anil D. Ambani - Vice-Chairman
Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
R. S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar } Directors
Sandesh K. Anand - Wholetime Director
Shashikala Rao - Deputy Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

(Rs. in crore)

		As at 31st March, 2004	As at 31st March, 2003
Authorised			
40,00,00,000 (40,00,00,000)	Equity Shares of Rs. 10 each	**400.00**	400.00
40,00,00,000 (40,00,00,000)	Non - Convertible Redeemable Preference Shares of Rs. 10 each	**400.00**	400.00
		800.00	800.00
Issued			
25,05,33,761 (25,05,33,761)	Equity Shares of Rs. 10 each fully paid up	**250.53**	250.53
Subscribed and Paid up			
24,82,25,622 (24,82,25,622)	Equity Shares of Rs. 10 each fully paid up	**248.22**	248.22
	Add: Shares forfeited (amount originally paid up)	**0.83**	0.83
		249.05	249.05

Notes :

Of the above Equity Shares :

(a) 5,35,000 (5,35,000) Shares were alloted pursuant to a contract without payments received in cash.

(b) 4,38,47,244 (4,38,47,244) Shares were alloted on conversion of the Partly Convertible Debentures / Foreign Currency Convertible Bonds and annulment of forfeiture.

Schedules forming part of the Balance Sheet

CHEDULE 'B'

ESERVES AND SURPLUS

(Rs. in crore)

	As at 31st March, 2004		As at 31st March, 2003	
ebentures Redemption Reserve				
As per last Balance Sheet	110.00		184.75	
Add : Transferred from Profit and Loss Account	12.50		37.75	
Less : Transferred to Profit and Loss Account	41.28		112.50	
		81.22		110.00
ecurities Premium Account				
As per last Balance Sheet	565.71		565.71	
Less : Premium on redemption of debentures/bonds	2.58		-	
		563.13		565.71
eneral Reserve				
As per last Balance Sheet	419.88		19.88	
Add : Transferred from Profit and Loss Account	400.00		400.00	
	819.88		419.88	
Less : Transferred to Profit and Loss Account (Refer note no. 4 of Schedule 'O')	213.98		-	
		605.90		419.88
rofit and Loss Account		772.82		940.48
		2,023.07		2,036.07

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

SECURED LOANS

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003
(A) DEBENTURES				
Non Convertible Debentures		**450.17**		638.00
(B) TERM LOANS				
From Banks				
a) Foreign Currency Loans	**627.13**		404.70	
b) Rupee Loans	**70.00**		550.00	
Interest Accrued & Due on Term Loans	**–**		3.03	
		697.13		957.73
(C) WORKING CAPITAL LOANS				
From Banks				
Rupee Loans		**42.73**		124.40
		1,190.03		1,720.13

Notes:

1 Debentures are secured as under :

(a) Rs. 225 crore (previous year Rs. 250 crore) are secured by way of first equitable mortgage in english form on all those pieces and parcels of lands admeasuring 2.04 acres situated at Village Angadh, District Vadodara in the state of Gujarat together with all the structures thereon and all plant & machinery both present and future located at the Vadodara complex of the Company.

(b) Rs. 225.17 crore (previous year Rs. 388 crore) are secured by pari passu mortgage and charge on all those pieces and parcels of lands admeasuring 1 acre situated at Village Angadh, District Vadodara in the state of Gujarat together with all the structures thereon and all plant & machinery both present and future located at the Vadodara and Gandhar complex of the Company.

(c) Debentures referred to in A above consist of (1) 14.50% 'K' Series Debentures of Rs. 1 Lakh each aggregating to Rs. 56.67 crore are redeemable at par in 2 equal annual instalments commencing from 31.05.2004. (2) 13.35% 'L' Series Debentures of Rs. 1 crore each aggregating to Rs. 67 crore are redeemable at par in 2 equal annual installments commencing from 31.08.2004. (3) 10.20% 'N' Series Debentures of Rs. 1 crore each aggregating to Rs. 101.5 crore are redeemable on 25.07.2004. (4) 9.90% 'S' Series Debentures of Rs. 10 Lakhs each aggregating to Rs. 115 crore are redeemable at par on 25.06.2007. (5) 9.60% 'T' Series Debentures of Rs. 10 Lakhs each aggregating to Rs. 110 crore are redeemable at par on 12.07.2007.

2 Term Loans are secured as under :

(a) Foreign currency term loan of Rs. 44.20 crore (previous year Rs. 96.02 crore) referred to in B (a) above are secured by a mortgage on lease hold right in land and plant & machinery at Nagothane in the state of Maharashtra.

(b) Foreign currency term loan referred to in B (a) of Rs. 142.26 crore (previous year Rs. 308.68 crore) and rupee term loan referred to in B(b) to the extent of Rs. 70 crore (previous year Rs. 550 crore) are secured by pari passu mortgage and charge on all those pieces and parcels of land admeasuring 1 acre situated at Village Angadh, District Vadodara in the state of Gujarat, together with all structures thereon and all plant, machinery and equipments both present and future attached thereto and the Company's fixed assets of Vadodara and Gandhar complexes of the Company in the state of Gujarat.

(c) Foreign currency term loan referred to in B (a) of Rs. 440.67 crore (previous year Rs. Nil) is secured by pari passu mortgage on fixed assets (other than leased assets) of the Company.

3 Working capital loans from Banks referred to in C above of Rs. 42.73 crore (previous year Rs. 124.40 crore) are secured by hypothecation of stocks of raw materials, stock-in-process, finished goods, stores, receivable and goods in transit.

Schedules forming part of the Balance Sheet

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

	As at 31st March, 2004		As at 31st March, 2003	
(A) Long Term				
From Others		**42.86**		50.00
(B) Short Term				
From Banks				
- Commercial Paper *	**325.00**		375.00	
- Others	**576.37**		1050.34	
		901.37		1,425.34
(C) Fixed Deposits		**31.79**		131.79
		976.02		1,607.13

* Maximum amount outstanding at any time during the year Rs. 420 crore (previous year Rs. 375 crore)

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

PARTICULARS	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 01.04.2003	Additions/ Adjustments	Deductions/ Adjustments	As at 31.03.2004	Upto 31.03.2003	For the Year	Deductions/ Adjustments	Upto 31.03.2004	As at 31.03.2004	As at 31.03.2003
OWN ASSETS										
Leasehold Land	47.14	0.11	-	47.25	6.56	0.49	-	7.05	40.20	40.58
Freehold Land	43.92	-	-	43.92	-	-	-	-	43.92	43.92
Buildings	553.52	2.84	1.13	555.23	114.01	11.90	0.63	125.28	429.95	439.51
Plant & Machinery	8,107.92	32.19	31.37	8,108.74	3,305.34	607.46	1.39	3,911.41	4,197.33	4,802.58
Railway Sidings	3.07	-	-	3.07	2.17	0.10	-	2.27	0.80	0.90
Furniture & Fixtures	133.29	5.56	-	138.85	69.76	22.88	-	92.64	46.21	63.53
Vehicles & Locomotives	17.61	0.26	0.29	17.58	14.14	0.70	0.26	14.58	3.00	3.47
Jetties	49.56	-	-	49.56	39.72	5.95	-	45.67	3.89	9.84
Sub Total	**8,956.03**	**40.96**	**32.79**	**8,964.20**	**3,551.70**	**649.48**	**2.28**	**4,198.90**	**4,765.30**	**5,404.33**
LEASED ASSETS										
Plant and Machinery	682.25	0.44	-	682.69	25.97	36.09	-	62.06	620.63	656.28
Sub Total	**682.25**	**0.44**	**-**	**682.69**	**25.97**	**36.09**	**-**	**62.06**	**620.63**	**656.28**
Total	**9,638.28**	**41.40**	**32.79**	**9,646.89**	**3,577.67**	**685.57**	**2.28**	**4,260.96**	**5,385.93**	**6,060.61**
previous year	8,909.48	762.03	33.23	9,638.28	3,126.17	454.34	2.84	3,577.67	6,060.61	
Capital Work In Progress									80.66	42.62

Notes:

(a) Leasehold Land includes Rs.15.66 crore (previous year Rs. 26.12 crore) in respect of which lease – deeds are pending execution.

(b) Buildings include :
   (i) Cost of Shares in Co-operative Housing Societies Rs. 11,650 (previous year Rs. 11,650).
   (ii) Rs. 4.88 crore (previous year Rs. 4.88 crore) in respect of which conveyance is pending.

(c) Capital Work-in-Progress includes:
   (i) Rs. 7.92 crore (previous year Rs. 0.22 crore) on account of construction materials at site.
   (ii) Rs. 0.32 crore (previous year Rs. 0.32 crore) on account of project development expenses pending allocation.

(d) Cost of Jetty Platform, constructed by the Company is amortised over the period of agreement with Gujarat Maritime Board, so that the aggregate depreciation provided to date is not less than the aggregate rebate availed by the Company.

(e) Deductions/Adjustments include gain of Rs. 29.57 crore (previous year Rs. 15.52 crore) on account of exchange rate difference during the year.

(f) Leased Assets - refer note nos. 9 (b) and (c) of Schedule 'O'.

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

INVESTMENTS

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003	
Long Term Investments					
Government and other securities					
Unquoted					
	National Savings Certificates of the face value Rs.19,000 (previous year Rs. 19,000) [Deposited with Government Authorities Rs. 9,000 (previous year Rs. 9,000)]		-		-
Other Investments					
88 (-)	Pass Through Certificates (PTC) issued by Indian Residential MBS Trust-Series VI		62.72		-
In Equity Shares					
Unquoted, fully paid up					
62,63,125 (62,63,125)	Indian Vaccines Corporation Ltd. of Rs. 10 each	6.26		6.26	
	Less : Provision for diminution in value of investment	2.15		2.15	
			4.11		4.11
1 (1)	GE Plastics India Ltd. of Rs. 100 each (Rs. 100)		-		-
7,44,00,000 (7,44,00,000)	Gujarat Chemical Port Terminal Company Ltd. of Rs. 10 each		74.40		74.40
			141.23		78.51
	Gujarat Chemical Port Terminal Company Ltd. Share application money pending allotment		10.00		10.00
			151.23		88.51

INVESTMENTS	As at 31st March, 2004 Book Value	As at 31st March, 2003 Book Value
AGGREGATE VALUE OF		
Unquoted Investment	141.23	78.51

Movement During the year Purchased and sold	Face Value (Rs.)	Nos. crore	Cost (Rs.in crore)
Mutual Fund Units			
Reliance Liquid Fund (Super Cash plan)	10.00	14.26	149.50

Schedules forming part of the Balance Sheet

SCHEDULE 'G' (Rs. in crore)

CURRENT ASSETS	As at 31st March, 2004		As at 31st March, 2003	
INVENTORIES				
Stores, Chemicals and Packing Materials	296.45		376.48	
Raw Materials	146.37		142.46	
Stock-in-Process	25.51		19.47	
Finished Goods (including traded goods)	304.77		440.40	
		773.10		978.81
SUNDRY DEBTORS (Unsecured)				
Over six months				
Considered good	6.10		47.33	
Considered Doubtful	93.47		57.85	
	99.57		105.18	
Less : Provision for doubtful debts	93.47		57.85	
	6.10		47.33	
Others, considered good	397.19		250.76	
		403.29		298.09
CASH AND BANK BALANCES				
Cash on hand	0.05		0.05	
Balance with Banks				
In Current Accounts with Scheduled Banks	50.02		20.57	
In Fixed Deposit Accounts with Scheduled Banks	0.54		0.52	
In Post Office Savings Bank account Rs. 1,000 (previous year Rs. 1,000)	-		-	
[Maximum balance during the year Rs. 1,000 (previous year Rs. 1,000)]				
		50.61		21.14
		1,227.00		1,298.04

SCHEDULE 'H' (Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2004		As at 31st March, 2003	
Advances recoverable in cash or in kind or for value to be received				
Secured, considered good	60.09		71.46	
Unsecured, considered good	188.72		343.68	
Unsecured, considered doubtful- fully Provided for	43.37		40.49	
	292.18		455.63	
Less : Provision	43.37		40.49	
		248.81		415.14
Advance Tax (net of provisions)		118.18		124.02
Balance with Customs, Central Excise Authorities, etc.		10.09		6.16
		377.08		545.32

Advances include :

(i) Rs. Nil crore (previous year Rs. 0.03 crore) due from an officer of the Company. Maximum amount due at any time during the year Rs. 0.03 crore (previous year Rs. 0.04 crore).

(ii) Rs. 3.19 crore (previous year Rs. 1.67 crore) in respect of advances for projects/ schemes under implementation.

Schedules forming part of the Balance Sheet

SCHEDULE 'I'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS	**As at 31st March, 2004**		As at 31st March, 2003	
CURRENT LIABILITIES				
Sundry Creditors * - Small Scale Industries	**0.11**		0.36	
- Others	**1,120.52**		707.74	
Acceptances	**–**		78.53	
Unclaimed Dividend **	**2.81**		3.48	
Unpaid Matured Deposits ** (a)	**1.48**		0.25	
Unpaid Matured Debentures / Bonds ** (b)	**1.45**		1.55	
Interest Accrued on (a) and (b) above **	**0.52**		0.69	
Interest Accrued but not due on Loans	**32.92**		52.28	
		1,159.81		844.88
PROVISIONS				
Provision for Wealth Tax	**0.10**		0.07	
Provision for Leave Encashment	**58.68**		61.19	
Proposed Dividend	**62.05**		55.85	
Tax on Dividend	**7.95**		7.15	
		128.78		124.26
		1,288.59		969.14

* Includes for Capital Expenditure Rs.12.92 crore (previous year Rs. 6.42 crore)

* Small Scale industrial undertaking to whom amounts are due has been determined based on the information available with the Company and are as follows :

Capital Engineering Works, KK Poonja & Sons, Asiatic Enterprise, HP Cotton Textile Mills Ltd, Gayatri Industrial Corporation, Jubilio Chem Pvt. Ltd., Raj Filters

The outstanding are within the agreed terms.

** There are no amount due and outstanding to be credited to the Investor Education and Protection Fund.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in crore)

OTHER INCOME	**2003-04**	2003-04
Export Incentives	**61.32**	46.79
Interest Received :		
From Long Term Investment	**5.45**	-
From Others [Tax deducted at source Rs. 0.94 crore (previous year Rs. 1.73 crore)]	**13.53**	16.39
Profit on Sale of Current Investments	**0.04**	0.44
Profit on Sale of Fixed Assets	**0.14**	0.38
Miscellaneous Income	**20.81**	37.79
	101.29	101.79

Schedules forming part of the Profit and Loss Account

SCHEDULE 'K'				(Rs. in crore)
VARIATION IN STOCKS		2003-04		2002-03
STOCK-IN-TRADE (at close)				
Finished Goods	304.77		440.40	
Stock-in-process	25.51		19.47	
		330.28		459.87
STOCK-IN-TRADE (at commencement)				
Finished Goods	440.40		146.78	
Stock-in-process	19.47		32.44	
		459.87		179.22
		(129.59)		280.65

SCHEDULE 'L'				(Rs. in crore)
MANUFACTURING AND OTHER EXPENSES		2003-04		2002-03
RAW MATERIAL CONSUMED		2,396.66		2,050.38
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	472.96		360.31	
Electric Power, Fuel and Water	742.96		704.99	
Machinery Repairs	110.84		110.53	
Building Repairs	5.94		2.03	
Labour, Processing and Machinery Hire Charges	19.66		25.78	
Excise Duty provided on Stocks	(25.59)		60.75	
Lease Rent	82.56		92.74	
Exchange Differences (net)	(45.78)		(6.29)	
		1,363.55		1,350.84
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
(Refer note no. 5 of Schedule 'O')				
Salaries, Wages and Bonus	432.51		317.99	
Contribution to Provident Fund, Gratuity Fund	40.88		33.64	
Employee Welfare and other amenities	60.45		64.13	
		533.84		415.76
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement	0.74		1.66	
Brokerage, Discount and Commission	81.17		81.91	
Warehousing and Distribution	201.02		114.45	
Sales Tax	27.40		23.74	
Provision for doubtful debts/Advances	36.61		16.82	
		346.94		238.58
ESTABLISHMENT EXPENSES				
Insurance	36.88		41.13	
Rent	39.94		18.22	
Rates and Taxes	19.57		5.04	
Other Repairs	9.81		11.36	
Travelling Expenses	15.24		15.48	
Payment to Auditors	0.45		0.33	
Professional Fees	9.61		6.52	
Loss on sale/discard of fixed assets	0.80		0.21	
Miscellaneous Expenditure Written Off	21.61		13.20	
General Expenses	41.91		55.55	
Wealth Tax	0.10		0.07	
		195.92		167.11
		4,836.91		4,222.67

Schedules forming part of the Profit and Loss Account

SCHEDULE 'M'		(Rs. in crore)
INTEREST	**2003-04**	2002-03
Debenture/ Bonds	**76.18**	103.97
Fixed Loans	**33.15**	60.65
Others	**112.89**	131.14
Finance charges on Leased Assets	**77.02**	73.21
	299.24	368.97

Significant Accounting Policies

SCHEDULE 'N'

A. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

B. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and the estimates are recognised in the period in which the results are known / materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat, less accumulated depreciation. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustment arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a. Operating Leases : Rentals are expensed with reference to lease terms and other considerations

b. (i) Finance Leases prior to 1st April 2001 : Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance Leases on or after 1st April 2001 : The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c. However, rentals referred to in (a) or (b)(i) above and the interest component referred to in (b) (ii) above pertaining to the period up to the date of commissioning of the assets are capitalised.

E. Depreciation

Depreciation on fixed assets is provided on straight line method (SLM) at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except: in respect of plant & machinery and furniture & fixtures at Vadodara Complex where depreciation is provided on written down value method (WDV) [Refer note no. 4 of Schedule 'O']; in respect of assets acquired prior to 1.4.1993 where depreciation is provided on SLM as prescribed under Section 205(2)(b) of the Companies Act,1956; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation is provided as aforesaid over the residual life of the respective plants; premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the company; on assets acquired under finance lease on or after 1st April, 2001 depreciation is provided over the lease term.

F. Foreign Currency Transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

b) Monetary items denominated in foreign currencies at the year end and not covered by foreign exchange contracts are translated at year end rates and those covered by forward exchange contracts are translated at the rate ruling on the date of the transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognised over the life of the contract.

c) Any income or expense on account of exchange difference either on settlement or on translations recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

G. Investments

Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

H. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprises of all cost of purchase, cost of conversion and other cost incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products is determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

I. Turnover

Turnover includes sale of goods, services, excise duty and sales during trial run period; adjusted for discounts.

J. Excise Duty

Excise Duty has been accounted on the basis of both payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses.

K. Employees Retirement Benefits

Company's contribution to provident fund and family pension fund are charged to Profit and Loss Account. Gratuity and leave encashment benefit are charged to Profit and Loss Account on the basis of actuarial valuation.

L. Research and Development Expenses

Expenditure relating to capital items is debited to fixed assets and depreciated at applicable rates. Revenue expenditure is charged to Profit and Loss Account of the year/period in which it is incurred.

M. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

N. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961.

Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable/virtual certainty that the asset will be realised in future.

O. Miscellaneous Expenditure

Miscellaneous expenditure were amortised over a period of five years till 31st March 2003 (Refer note no. 7 of Schedule 'O').

P. Contingent Liabilities

These are disclosed by way of notes on the Balance Sheet. Provision is made in the accounts in respect of those contingencies which are likely to materialise into liabilities after the year end, till the finalization of accounts and have material effect on the position stated in the Balance Sheet.

Notes on Accounts

SCHEDULE 'O'

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.
2. Exchange difference on outstanding forward exchange contracts to be recognised in the Profit and Loss Account of subsequent accounting period aggregate to a gain of Rs. 2.22 crore (previous year gain of Rs. 9.25 crore).
3. Revenue expenditure on Research and Development charged to Profit and Loss account Rs. 9.90 crore (previous year Rs. 9.51 crore).
4. During the year the Company changed the method of providing depreciation from Straight Line Method to Written Down Value Method with effect from April 1, 2003 for plant and machinery and furniture and fixtures located at Vadodara Complex to provide for earlier replacement on account of technological advancement and additional wear and tear. In compliance with Accounting Standard 6 on Depreciation Accounting issued by the Institute of Chartered Accountants of India, depreciation has been recomputed from the date of commissioning of these assets at WDV rates applicable to those years. Consequent to this there has been an additional charge for depreciation during the year of Rs. 213.98 crore which relates to the previous years and an equivalent amount has been withdrawn from the General Reserve and credited to Profit and Loss Account.

   Had there been no change in the method of depreciation, the charge for the year would have been higher by Rs. 3.46 crore excluding the charge relating to the previous years.

   Consequently, the net block of Fixed Assets and Reserves and Surplus are lower by Rs. 210.52 crore.
5. The Company during the year made payments to employees aggregating to Rs. 144.23 crore under Voluntary Retirement Scheme, which is grouped under Payment to and Provision for Employees.
6. The Company has equity investments including share application money in Gujarat Chemical Port Terminal Company Ltd. aggregating to Rs. 84.40 crore and in Indian Vaccines Corporation Ltd. aggregating to Rs. 4.11 crore. As per the latest audited accounts of these companies, there has been erosion in the net worth of these companies. However, considering such investments as strategic and proposed restructuring plans of these companies, no additional provision is considered necessary in the accounts by the management since the diminution in the value of the investments is considered temporary for the reasons stated above.
7. Hitherto the Company carried forward the miscellaneous expenditure incurred to be written off over a period of five years in accordance with the accounting policy followed. The balance of such miscellaneous expenditure to be written off over a period in future years, aggregated to Rs. 21.61 crore as at 31st March 2003. However, considering the requirement of Accounting Standard 26 on Intangible Assets issued by the Institute of Chartered Accountants of India, the Company has expensed the entire amount of Rs. 21.61 crore to the Profit & Loss Account. Consequently, the charge on this account is higher by Rs. 9.11 crore as compared to the charge under the policy hitherto followed by the Company.
8. As per Accounting Standard (AS – 22) on Accounting for Taxes on Income issued by the Institute of Chartered Accountants of India, (ICAI) the deferred tax liability (DTL) as at 31st March 2004 comprises of the following:

(Rs. in crore)

		As at 31st March, 2004		As at 31st March, 2003	
i	**Deferred Tax Liability**				
	Related to Fixed Assets		**1081.16**		969.06
ii	**Deferred Tax Assets**				
	Disallowances under Income Tax Act, 1961	**64.84**		22.55	
	Provision for Doubtful Debts	**49.09**		35.28	
			113.93		57.83
iii	**Provision for Deferred Tax (Net)**		**967.23**		911.23

9. (a) Fixed assets taken on finance lease prior to 1st April 2001 amounts to Rs. 443.87 crore (previous year Rs. 443.87 crore). Future obligations towards lease rentals under the lease agreements as on 31st March 2004 amount to Rs. 288.78 crore (previous year Rs. 387.47 crore).

(Rs. in crore)

Due	As at 31st March, 2004	As at 31st March, 2003
Within one year	**83.73**	84.90
Later than one year but not later than five years	**202.59**	294.41
Later than five years	**2.46**	8.16

(b) In respect of Fixed assets acquired on finance lease on or after 1st April, 2001, the minimum lease rentals outstanding as of 31st March 2004 are as follows:

(Rs. in crore)

Due	Total Minimum Lease Payments outstanding as at 31st March, 2004	Future interest on Outstanding Lease payments	Present value of Minimum Lease Payments
Within one year	102.73	73.55	29.18
	(106.09)	(7.32)	(98.77)
Later than one year but not later than five years	378.46	261.16	117.30
	(398.97)	(130.16)	(268.81)
Later than five years	655.21	273.78	381.43
	(745.64)	(549.38)	(196.26)
Total	**1,136.40**	**608.49**	**527.91**
	(1,250.70)	(686.86)	(563.84)

(c) General description of significant lease terms

(i) Lease rentals are charged on the basis of agreed terms.

(ii) Assets are taken on lease over a period of 8 to 15 years.

10. Three business segments viz. Petrochemicals, Fibre and others were identified as reportable business segment for year 2002-03. In the year 2003-04, based on reconsideration of dominant source and nature of risks and returns, the Company is considered to be a petrochemicals manufacturing Company with all activities revolving around this business and accordingly has only one reportable segment. The internal organisation/reporting and management structure supports such treatment.

11. The Department of Company Affairs, Government of India vide, its Order No. 46/12/2004/CL-III dated April 06, 2004 issued under Section 211 (4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) of Part II, Schedule VI to the Companies Act, 1956.

12. As per Accounting Standard (AS–18) on Related party disclosures issued by the institute of Chartered Accountants of India, the disclosure of transactions with the related party as defined in the Accounting Standard are given below :

(a) List of Related Parties with whom transaction have taken place and Relationship:

Sr. No.	Name of the Related Party	Relationship
1	Reliance Industries Limited	Associate Companies
2	Gujarat Chemical Port Terminal Company Limited	Associate Companies
3	Reliance Capital Limited	Associate Companies
4	Reliance Petroinvestments Limited	Associate Companies
5	Reliance Ventures Limited	Associate Companies
6	Reliance General Insurance Company Limited	Associate Companies
7	Indian Vaccines Corporation Limited	Associate Companies
8	Shri S K Anand	Key Management Personnel
9	Shri Ashok Chawla	Key Management Personnel Up to 4th June 2002
10	Shri S B Shah	Key Management Personnel Up to 4th June 2002
11	Dr. C M Lamba	Key Management Personnel Up to 4th June 2002
12	Shri C Bhattacharya	Key Management Personnel Up to 4th June 2002

Note: Related party relationship is as identified by the Company and relied upon by the Auditors.

(b) Transactions during the year with related parties:

(Rs. in crore)

Sr. No.	Nature of Transaction	Associates	Key Management Personnel	Total
A	**Loan Taken during the year**			
	(Subscription to debentures, which were sold by related party subsequently)	445.00 (109.00)		445.00 (109.00)
	Balance as at 31st March 2004	- (-)		- (-)
B	**Investment**			
	Balance as at 31st March 2004	88.51 (88.51)		88.51 (88.51)
C	**Sundry Creditors**			
	Balance as at 31st March 2004	225.12 (169.41)		225.12 (169.41)
D	**Advances recoverable in cash or kind**			
	Balance as at 1st April 2003	4.21 (1.90)		4.21 (1.90)
	Given during the year	3.26 (2.31)		3.26 (2.31)
	Returned / adjusted during the year	5.37 (-)		5.37 (-)
	Balance as at 31st March 2004	2.10 (4.21)		2.10 (4.21)
E	**Turnover**	392.72 (153.26)		392.72 (153.26)
F	**Purchases**	3,818.69 (861.14)		3,818.69 (861.14)
G	**Expenditure**			
	Interest Paid	3.19 (0.13)		3.19 (0.13)
	Payment to and provision for Directors		0.27 (0.99)	0.27 (0.99)
	Insurance Premium	3.36 (-)		3.36 (-)
	Storage and Pipeline Charges	129.40 (96.00)		129.40 (96.00)
H	**Guarantees Issued**			
	Financial Guarantees	140.00 (140.00)		140.00 (140.00)

13. (a) Payment to Auditors

(Rs. in crore)

	2003-04	2002-03
(i) Audit Fees (including service tax of Rs. 0.02 crore; previous year Rs. 0.01 crore)	**0.24**	0.23
(ii) Tax Audit Fees	**0.02**	0.03
(iii) For Certification and Consultation in Finance and Tax matters	**0.15**	0.02
(iv) Expenses reimbursed	**0.01**	0.03
	0.42	0.31
(b) Cost Audit Fees	**0.03**	0.02

14. **Managerial Remuneration**

(Rs. in crore)

	2003-04	2002-03
(i) Salaries and allowances	**0.22**	0.82
(ii) Perquisites	**0.01**	0.01
(ii) Contribution to provident and other funds	**0.04**	0.02
(iv) Provision for Gratuity	**-**	0.14
	0.27	0.99*

* includes compensation to four directors Rs. 0.41 crore for part of the year upto 4th June 2002.

15. **Earning per Share (EPS)**

	2003-04	2002-03
(a) Net Profit available for equity shareholders (Rs. in crore) (Numerator used for calculation)	**273.56**	204.17
(b) Weighted Average No. of equity shareholders used as denominator for calculating EPS	**24,82,25,622**	24,82,25,622
(c) Basic and Diluted Earning per share (Rs.) (Equity share of face value of Rs. 10 each)		
(i) Before Extraordinary Items	**11.02**	10.51
(ii) After Extraordinary Items	**11.02**	8.23

16. **Additional Information**

(Rs. in crore)

	2003-04	2002-03
(a) Estimated amount of Contracts remaining to be executed on Capital accounts and not provided for	**104.40**	68.20
(b) Contingent Liabilities		
(i) Claims by the Customs and Central Excise Authorities against the Company under dispute	**245.15**	12.78
(ii) Disputed Income Tax liability in respect of matters		
• Pending before Appellate authorities where Company expects to succeed based on the same matters decided in favour of the Company in the assessment years 1995-96 to 1997-98.	**89.42**	109.89
• Pending in appeal – other matters	**7.67**	7.29
(iii) Sales Tax liability in respect of disputed cases	**4.02**	6.01
(iv) Claims against the Company / disputed liabilities not acknowledged as debts	**174.78**	165.03
(v) Guarantees to Banks and Financial Institutions against credit facilities to third parties.*	**186.57**	197.80

* ICICI Bank has invoked one of the guarantees for an amount aggregating to Rs. 32.20 crore which has been contested by the Company and is hopeful of positive resolution and no provision is considered by the management.

17. Expenditure in Foreign Currency

	2003-04	(Rs. in crore) 2002-03
(a) Know-how, Professional and Consultancy Fees	**9.61**	1.55
(b) Interest and Financial Charges	**23.07**	31.92
(c) Others	**71.87**	4.06

18. Value of imports on CIF basis

	2003-04	(Rs. in crore) 2002-03
(a) Raw Materials	**694.06**	619.49
(b) Stores, Chemicals & Packing Materials	**132.57**	87.13
(c) Capital Goods	**6.94**	7.47
(d) Traded Goods	**33.35**	43.40

19. Value of Raw Materials Consumed

	2003-04		2002-03	
	Rs. in crore	% of consumption	Rs. in crore	% of consumption
Imported	**796.38**	**33.23**	642.05	31.31
Indigenous	**1600.28**	**66.77**	1408.33	68.69
	2396.66	**100.00**	2050.38	100.00

20. Value of Stores, Chemicals and Packing Material Consumed

	2003-04		2002-03	
	Rs. in crore	% of consumption	Rs. in crore	% of consumption
Imported	**175.72**	**37.15**	82.54	22.91
Indigenous	**297.24**	**62.85**	277.77	77.09
	472.96	**100.00**	360.31	100.00

21. Earnings in Foreign Exchange

	2003-04	(Rs. in crore) 2002-03
(a) FOB Value of exports	**2,743.14**	423.80
(b) Service Charges	**-**	0.90

22. **Licensed and Installed Capacity** (Qty. in MT)
(As certified by the Management)

PRODUCT NAME	LICENSED CAPACITY		INSTALLLED CAPACITY	
	2003-04	2002-03	**2003-04**	2002-03
Polymers	**N.A.**	N.A.	**1,082,690**	992,690
Ethylene Glycol *	**196,100**	196,100	**196,100**	196,100
Other Fibre & Fibre Intermediates	**N.A.**	N.A.	**94,012**	94,012
Catalysts	**N.A.**	N.A.	**1,000**	1,000
Benzene	**23,600**	23,600	**23,600**	23,600
Butadeine	**36,000**	36,000	**36,000**	36,000
Ethylene	**830,000**	830,000	**830,000**	830,000
Ethylene Oxide	**25,000**	25,000	**25,000**	25,000
Hydrocynic Acid	**3,600**	3,600	**3,600**	3,600
Propylene	**235,460**	235,460	**225,460**	225,460
Ortho Xylene & Mixed Xylene	**47,900**	47,900	**47,900**	47,900
Paraxylene	**48,600**	48,600	**48,600**	48,600
Other Chemicals	**N.A.**	N.A.	**1,410,180**	1,410,180

* The installed capacity of these plants are such that if 25000 MT of Ethylene Oxide is produced only 165091 MT of Ethylene Glycol can be produced.

N.A. – Not Applicable

23. **Production meant for sale** (Qty. in MT)

Products	2003-04	2002-03
Polymers	**1,045,460**	1,017,631
Ethylene Glycol	**200,209**	190,143
Other Fiber & Fiber Intermediates	**33,593**	28,451
Catalyst	**128**	872
Benzene	**24,984**	17,611
Butadiene	**109**	613
Ethylene	**21,040**	9,461
Ethylene Oxide	**19,525**	22,578
Hydrocyanic Acid	**3,260**	2,860
Propylene	**137**	289
Other Chemicals	**318,581**	336,480

24. **Traded Goods** (Rs. in crore)

Product	Opening Stock		Purchases		Sales		Closing Stock	
	Qty MT	Value	Qty MT	Value	Qty MT	Value	Qty MT	Value
Polymers	1	–	271,096	821.47	270,496	891.75	601	2.04
	(4)	(-)	(-)	(-)	(3)	(-)	(1)	(-)
Chemicals	–	–	83,673	192.72	83,616	211.17	57	0.13
	(-)	(-)	(4,211)	(2.70)	(4,211)	(3.70)	(-)	(-)
Fibre & Fibre Intermediates	–	–	18,313	51.01	18,265	54.54	48	0.21
	(-)	(-)	(-)	(-)	(-)	(-)	(-)	(-)
Petroleum	–	–	801,938	1,028.66	801,938	1,035.69	–	–
	(-)	(-)	(-)	(-)	(-)	(-)	(-)	(-)
Propane	–	–	24,479	29.06	24,479	29.17	–	–
	(-)	(-)	(25,520)	(43.40)	(25,520)	(41.44)	(-)	(-)
Others		–		2.30		1.66		–
		(0.03)		(-)		(0.03)		(-)
Total		**–**		**2,125.22**		**2,223.98**		**2.38**
		(0.03)		(46.10)		(45.17)		(-)

25. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No. :	04-1569	State Code :	04
Balance Sheet Date :	31032004		

II. Capital Raised during the year (Amount Rs. in crore)

Public Issue :	NIL	Bonus Issue :	NIL
Rights Issue :	NIL	Private Placement :	NIL

III. Position of Mobilisation and Deployment of Funds (Amount Rs. in crore)

Total Liabilities :	7221.90	Total Assets :	7221.90
Sources of Funds			
Paid-up Capital :	249.05	Reserves & Surplus :	2023.07
Secured Loans :	1190.03	Deferred Tax Liability :	967.23
Unsecured Loans :	976.02	Liability for Leased Assets :	527.91
Application of Funds			
Net Fixed Assets :	5466.59	Investments :	151.23
Net Current Assets:	315.49	Misc. Expenditure :	NIL

IV. Performance of Company (Amount Rs. in crore)

Turnover and Inter-divisional transfer :	13541.17	Total Expenditure :	7732.96
Net Turnover :	8097.82		
Profit before Tax :	336.56	Profit after Tax :	273.56
Earning per Share in Rs. :	11.02	Dividend Rs. Per share:	2.50

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code) : 39012000

Product Description: POLYETHYLENE

Item Code No. (ITC Code) : 38171001

Product Description: LINEAR ALKYL BENZENE

Item Code No. (ITC Code) : 29053100

Product Description: MONO ETHYLENE GLYCOL

As per our Report of even date
For **Deloitte Haskins & Sells**

(P. R. Barpande)
Partner

Place: Mumbai
Date : 27th April, 2004

For and on behalf of the Board

Mukesh D. Ambani - Chairman
Anil D. Ambani - Vice-Chairman
Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
R. S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar } Directors
Sandesh K. Anand - Wholetime Director
Shashikala Rao - Deputy Company Secretary

Cash Flow Statement Annexed to the Balance Sheet for the period April 2003 - March 2004

(Rs. in crore)

	2003-04		2002-03	
A : CASH FLOW FROM OPERATING ACTIVITIES :				
Net Profit before Tax and Extraordinary Items		**336.56**	319.35	
Adjusted for:				
Depreciation	**471.59**		454.34	
Interest Expenses	**299.24**		368.97	
Interest Income	**(18.98)**		(16.39)	
Provision for Doubtful Debts / Advances	**36.61**		16.82	
Miscellaneous Expenditure written off	**21.61**		13.20	
Profit on Sale of Fixed Assets	**(0.14)**		(0.38)	
Loss on Sale/ Discarding of Fixed Assets	**0.80**		0.21	
Profit on Sale of Investments	**(0.04)**		(0.44)	
Effect of Exchange Rate Change	**(35.13)**		(1.91)	
		775.56		834.42
Operating Profit before Working Capital Changes		**1,112.12**		1,153.77
Adjusted for:				
Trade and Other Receivables	**14.39**		(86.66)	
Inventories	**205.71**		(279.04)	
Trade Payables	**321.19**		(30.79)	
		541.29		(396.49)
Cash Generated from Operations		**1,653.41**		757.28
Extraordinary, non recurring and prior period expenses		**-**		(56.71)
Taxes Paid		**(1.20)**		(26.92)
Net Cash from Operating Activities		**1,652.21**		673.65
B : CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		**(60.89)**		(231.53)
Sale of Fixed Assets		**0.08**		30.56
Purchase of Investments		**(237.43)**		(353.00)
Sale of Investments		**174.75**		377.06
Interest Income		**18.98**		16.39
Net Cash Used in Investing Activities		**(104.51)**		(160.52)

	2003-04	2002-03
		(Rs. in crore)
C: CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from Long Term Borrowings	**461.46**	403.13
Repayment of Long Term Borrowings	**(978.45)**	(707.48)
Short Term Loans	**(579.72)**	(70.28)
Liability for leased assets	**(36.05)**	78.67
Dividends Paid	**(56.52)**	(49.65)
Tax on Dividend Paid	**(7.15)**	-
Interest Paid	**(244.78)**	(307.16)
Financing Charges on Leased Assets	**(77.02)**	(73.21)
Net Cash Used in Financing Activities	**(1,518.23)**	(725.98)
Net Increase / (Decrease) in Cash and Cash Equivalents	**29.47**	(212.85)
Opening Balance of Cash and Cash Equivalents	**21.14**	233.99
Closing Balance of Cash and Cash Equivalents	**50.61**	21.14
	29.47	(212.85)

Notes :

	2003-04	2002-03
		(Rs. in crore)
1. Cash and Cash Equivalents include :		
(a) Cash and Bank Balances	**50.61**	21.14
(b) Unrealised Exchange rate change	-	-
	50.61	21.14

2. Proceeds from borrowings reflect the increase in secured and unsecured loans. Proceeds from short term loans are net of payments.
3. Purchase of fixed assets are stated inclusive of movements of Capital Work in Progress between the commencement and end of the year and are considered as part of investing activity.
4. The Cash Flow Statement has been prepared under the 'Indirect Method' as set out in Accounting Standard - 3 on Cash Flow Statement issued by the Institute of Chartered Accountants of India.
5. The previous year's figures have been regrouped and reclassified, wherever necessary.

As per our Report of even date
For **Deloitte Haskins & Sells**

(P. R. Barpande)
Partner

Place: Mumbai
Date : 27th April, 2004

For and on behalf of the Board

Mukesh D. Ambani	-	Chairman
Anil D. Ambani	-	Vice-Chairman
Nikhil R. Meswani		Directors
Anand J. Jain		Directors
Kamal P. Nanavaty		Directors
R. S. Lodha		Directors
Shailesh V. Haribhakti		Directors
Lalit Bhasin		Directors
Sandeep H. Junnarkar		Directors
Sandesh K. Anand	-	Wholetime Director
Shashikala Rao	-	Deputy Company Secretary

Nomination Form

[To be filled in by individual(s)]

To, **Indian Petrochemicals Corporation Ltd.** **C/o. Karvy Computershare Private Ltd.** **46, Avenue 4, Street No.1** **Banjara Hills** **Hyderabad 500 034**	**From** Name of shareholder and address ____________ ____________ **Folio No.** ____________ **No. of Shares** ____________

I am/we are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name								Age		
To be furnished in case the nominee is a minor			Date of Birth							
Guardian's Name & Address*										
Occupation of Nominee Tick ( )	1	Service		2	Business		3	Student	4	Household
	5	Professional		6	Farmer		7	Others		
Nominee's Address										
								Pin Code		
Telephone No.								Fax No.		
Email Address								STD Code		
Specimen signature of Nominee / Guardian (in case nominee is minor)										

* To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,

Yours faithfully,

Date................................

Name and address of equity shareholder (as appearing on the Certificate(s))		Signature (as per specimen with company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witness (two)		
	Name and Address	**Signature & Date**
1.		
2.		



INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly all joint holders shall sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.

4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by a Company against the legal heir(s).

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled; else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the company) and (b) the nominee.

9. Whenever the Shares in the given folio are entirely transferred or dematerialised, then this nomination will stand rescinded.

10. Upon receipt of a duly executed nomination form, the Registrars & Transfer Agent of the company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.

13. The intimation regarding nomination / nomination form shall be filed in duplicate with the Registrars & Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY	
Nomination Registration Number	
Date of Registration	
Checked by (Name and Signature)	

ENGINEERED FOR THE FUTURE



ATTENDANCE SLIP

INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P.O. Petrochemicals, Dist : Vadodara – 391 346

PLEASE FILL THE ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional slip at the venue of the meeting.

DP Id*	
Client Id*	

Master Folio No.	

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) Held :

I hereby record my presence at the 35th **ANNUAL GENERAL MEETING** of the Company to be held on Saturday, June 12, 2004, at 2.00 p.m. at the Company's R & D Auditorium, P.O. Petrochemicals, Vadodara - 391346, Gujarat.

SIGNATURE OF THE SHAREHOLDER OR PROXY

* Applicable for investors holding shares in electronic form.



PROXY FORM

INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P.O. Petrochemicals, Dist : Vadodara – 391 346

DP Id*	
Client Id*	

Master Folio No.	

I/We ____ of ______________________________ being a member/members of Indian Petrochemicals Corporation Limited hereby appoint ____ of ____ or failing him, ______________________________ of ______________________________ or failing him ______________________________ of ______________________________ as my/our proxy to vote for me/us and on my/our behalf at the 35th **ANNUAL GENERAL MEETING** of the Company to be held on Saturday, June 12, 2004, at 2.00 p.m. or at any adjournment thereof.

Signed this ___________day of ___________ 2004.

Affix a 15 paise Revenue Stamp

*Applicable for investors holding shares in electronic form.

Notes : (1) The proxy, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time of holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

List of Investor Service Centres of Karvy Computershare Private Limited

CITY NAME	STD CODE	PHONE	FAX NOS.
Agra	0562	2526660 to 63	2526663
Ahmedabad	079	26420422/26400527/28	26565551
Aligarh	0571	2509106 to 08	2429272
Allahabad	0532	2561073 to 74	2561073
Anantapur	08554	249601/249607/249608	—
Ankleswar	02646	243291/243292/243392/ 243955	—
Aurangabad	0240	2363517/23/24/30	—
Bangalore	080	26621184/26621192	6621169
Bareilly	0581	2476797, 2476809	2476797
Belgaum	0831	2402544/722/880	2402933
Bellary	0839	254531/32/33/34/35	—
Bharuch	02642	242082/242394/241546	—
Bhavnagar	0278	2525005/06/08/09	—
Bhimavaram	08816	231766/67/68/69	—
Bhopal	0755	2559332/2559337/ 2574731/569/589/2729762	—
Bhubaneshwar	0674	2539287,2539387,2532103, 2532804	—
Calicut	0495	2760882,2760884	—
Chandigarh	0172	5071726,5071727, 5071728,5079702	—
Chennai	044	28153445 28153658/28153181	28153181
Chilakaluripet	08647	257501	257502
Coimbatore	0422	2237501-502/2237503-505/ 2237506/2237507	—
Cuttack	0671	2335187/88	—
Dehradun	0135	2713351, 2714046, 2714047	2714047
Dindigul	0451	2436077/177	—
Durgapur	0343	2586375 to 77	—
Eluru	08812	227851/52/54	—
Erode	0424	2225601/03/15/16/17/24	—
Ghaziabad	0120	2701886,2701891,2700594	—
Gobichettipalayam	0425	2226275,2226276	—
Gorakhpur	0551	2333825,2333814	2346519
Guntur	0863	2326684/2326686	2326687
Haldia	03224	312381/276755 to 57	—
Hubli	0836	2353961/62/63/73	—
Hyderabad	040	23320666 / 23323037	23323058
Indore	0731	2431250/42/54,2269891 to 93	2269894
Jaipur	0141	2375099,2363321,2375039	2364660
Jamnagar	0288	2557862 TO 65	2553106
Jamshedpur	0657	2487020,2487045,2487048	—
Junagadh	0285	2624154/2624140/2624125	—
Kakinada	0884	2387382/2387383	2387381
Kanpur	0512	2330127,2331445,3092333	2558334
Karaikudi	04565	437192 to 93	—
Karur	04324	241892/241893/241894	241891
Kochi	0484	2310884,2322152	2323104
Kolkata	033	24644891/7231/24634788/89/ 5432,24652175 to 78	24644866 24634787
Lucknow	0522	2236820 to 26	2236826
Madurai	0452	2350855,2350852 to 854	2350856
Mangalore	0824	2492302/2496332/2496352	—
Mattancherry	0484	2223243	—
Mumbai (Nariman point)	022	30325645, 624	22855731
Mumbai (Andheri)	022	26730799/843/311/867/ 153/292	26730152
Mysore	0821	2524292/2524293/2441520/ 2441524/2438003 - 06	2524294
Nadiad	0268	2563210/2563245/2563248	—
Nasik	0253	2577811,5602542,5602543, 5602544	—
Nellore	0861	2349935/2349936/2349937	2349939
New Delhi	011	23324401/23353835/981	23324621
Palghat	0491	2547143	—
Panjim	0832	2426870 TO 74	—
Patna	0612	2321354/55/56/57	—
Pondicherry	0413	2220636, 2220640, 2220633, 2220644	2220659
Proddatur	08564	250822/250823/250824	—
Pune	020	4048790/91/92	25456842
Rajahmundry	0883	2434468/2434469	2434471
Rajkot	0281	2239403/2239404/2239338/ 2294316	—
Ranchi	0651	2330386, 2330394, 2330320	—
Renukoot	05446	253179	253179
Rourkela	0661	2510771, 2510772	—
Salem	0427	2335700/2335705/ 2335701 - 704	2335705
Shimoga	0818	2228795/96/97/2227485/ 2226747	2226747
Surat	0261	2357356/2351976/2369928	2368693
Thanjavur	04362	279407, 279408	—
Theni	04546	261285, 261108	—
Tirupati	0877	2252756	—
Tirupur	0421	2205865, 5330158	—
Trichur	0487	2322483, 2322484	—
Trichy	0431	2791322, 2798200, 2793799, 2793800, 2791000	2794132
Trivandrum	0471	2725987, 2725989 to 991	2725987
Tumkur	0816	2261891/2/3/4	—
Udupi	0825	2530962/63/64/65	—
Vadodara	0265	2225325/2225389	2363207
Vallabh Vidhyanagar	02692	239407/239420/239450	—
Varanasi	0542	2225365, 2223814	2223814
Vijayawada	0866	2495200/400/500/600/ 700/800	2495300
Vishakapatnam	0891	2752915 to 18	2752915-18
Gajuwaka	0891	2511685, 2511686	—

BOOK POST

To,

If undelivered please return to :
Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500 034, India.
Tel: +91-40 23320666, 23320711, 23323031, 23323037
Fax: +91-40 23323058
Email: ipci@karvy.com

Pr Colc Print . Ltd.. hone: 328

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India



Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

May 31, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

Sir,

Sub: 36th Annual Report of Indian Petrochemicals Corporation Limited

We are enclosing six (6) copies of the 36th Annual Report of the Company including, the Balance Sheet as at March 31 2005, Profit and Loss Account, Directors' Report and Auditors' Report for the financial year ended March 31, 2005. The Annual Report also includes the Notice for the 36th Annual General Meeting of the Company proposed to be held on June 27, 2005.

You are requested to please take the same on your records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. National Securities Depository Limited
4. Central Depository Services (India) Limited


THE STOCK EXCHANGE
INWARD SECTION


INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India



Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

May 31, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

Sir,

Sub: 36th Annual Report of Indian Petrochemicals Corporation Limited

We are enclosing six (6) copies of the 36th Annual Report of the Company including, the Balance Sheet as at March 31 2005, Profit and Loss Account, Directors' Report and Auditors' Report for the financial year ended March 31, 2005. The Annual Report also includes the Notice for the 36th Annual General Meeting of the Company proposed to be held on June 27, 2005.

You are requested to please take the same on your records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. National Securities Depository Limited
4. Central Depository Services (India) Limited


NSEIL
Contents not Verified


INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India



Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 1, 2005

The Registrar of Companies, Gujarat
C.G.O. Complex
Opp : Rupal Park
Near Ankur Cross Road
Naranpura
Ahmedabad - 380 013

Re. Indian Petrochemicals Corporation Limited

Reg. No. 04-1569

Sub : Filing of Annual Accounts : 2004 - 05

Dear Sir,

Please find enclosed three certified true copies of the 36th Annual Report of the Company for the year 2004-05 containing the Balance Sheet, Profit and Loss Account, the Schedules thereto, Notes on Accounts, Auditor's Report, Directors' Report. Statement of employees pursuant to the provisions of Sub-section (2A) of Section 217 of the Companies Act, 1956 is also enclosed.

We are enclosing Demand Draft No. 145048 dated June 30, 2005 for Rs. 500 (Rupees Five Hundred only) drawn on State Bank of India, Ahmedabad Main Branch being filing fees of the aforesaid documents.

You are requested to please take the same on your records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl. As above


INDIAN PETROCHEMICALS CORP. LTD.

VALID ONLY IF COMPUTER PRINTED / VALID FOR SIX MONTHS ONLY

ISSUING BRANCH: BALLARD ESTATE, BOMBAY

INSTRUMENT FOR Rs. 50,000 AND OVER IS VALID ONLY WHEN SIGNED BY TWO

DATE 30/06/2005

ON DEMAND PAY THE REGISTRAR OF COMPANIES GUJARAT*****

OR ORDER

RUPEES

FIVE	ZERO	ZERO
HUNDREDS	TENS	UNITS

PAISE ZERO ONLY

KEY : NOHPES

Rs. 500.00

VALUE RECEIVED

STATE BANK OF INDIA

0220

AUTHORISED SIGNATORY

(BHONGKAR S KHATAV)

K-5663

0220145048

⑈145048⑈ 000002000⑆ 000220⑈ 16

INDIAN PETROCHEMICALS CORP. LTD.

No. 40643
सं

Tele No. 743 85 31-748 38 41
Geam : COMPANYREG

प्राप्ति प्ररुप (रोकड)

Receipt form (cash)

कम्पनियों के रजिस्ट्रार का कार्यालय, गुजरात, अहमदावाद - 380 013

OFFICE OF THE REGISTRAR OF COMPANIES, GUJARAT

ROC Bhavan, Opp. Rupal Park, Nr. Ankur char Rasta,
Naranpura, AHMEDABAD-380 013.

Co No. 1569

दिनांक
Dated 4/7/2005

के साथ प्राप्ति की पत्र सं.
Received from M/s Indian Petrochemicals Corp. Ltd

रुपयों की राशी (शब्दोमें) के लिए शुल्क रुप में
the sum of Rupess (in words) being the fees for

रु.
Rs. 500/-

के रजिस्ट्रीकरण
Registration of

को अभिलिखित करने
Recording R/L

को फाईल करने
Filling

के प्रमाणपत्र
Certificate

के निरक्षण
Inspection of

के प्रतिलिपी (शब्द की संख्या)
Copy of (number of words)

SBI. DD no. 145048
30.6.2005

कुल रु.
Total Rs. 500/-

कम्पनी रजिस्टार, गुजरात
दादरा और नगर हवेली
Registrar of Companies, Gujarat
Dadar & Nagar Haveli


INDIAN PETROCHEMICALS CORP. LTD.